Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

LAFARGE NORTH AMERICA INC.

and

LONE STAR U.S. ACQUISITIONS, LLC

Dated as of June 24, 2013

i

EXHIBITS

1.01(a)	Form of Assignment of Lease

1.01(b)	Form of Assignment of U.S. Transferred Intellectual Property

1.01(c)	Form of Bill of Sale and Assumption Agreement

1.01(d)	Canada Supplement

1.01(e)	US Seller’s Knowledge

1.01(f)	Working Capital Principles

5.08	Form of Transition Services Agreement

6.04	Severance Plan

v

ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 24, 2013, by and among LAFARGE NORTH AMERICA INC., a Maryland corporation (the “US Seller”) and LONE STAR U.S. ACQUISITIONS, LLC, a Delaware limited liability company (the “Purchaser”).

WHEREAS, the US Seller, together with Lafarge Canada Inc., a Canadian corporation and a subsidiary of the US Seller (the “Canadian Seller,” and, together with the US Seller, the “Sellers”), are engaged in the business of developing, manufacturing and selling the Gypsum Products (as hereinafter defined), as currently conducted by the Sellers (the “Business”);

WHEREAS, the US Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase (or to purchase through one or more Designated Purchasers (as hereinafter defined)) from the US Seller, the US Purchased Assets (as hereinafter defined), the US Seller wishes to cause the Canadian Seller to sell to the Canadian Purchaser (as hereinafter defined), and the Purchaser wishes to cause the Canadian Purchaser to purchase from the Canadian Seller, the Canadian Purchased Assets (as hereinafter defined), and in connection therewith the Purchaser (or one or more Designated Purchasers) and the Canadian Purchaser are willing to assume from the US Seller and the Canadian Seller the US Assumed Liabilities (as hereinafter defined) and the Canadian Assumed Liabilities (as hereinafter defined), respectively, all upon the terms and subject to the conditions set forth herein and in the Canada Supplement (as hereinafter defined); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Sellers’ willingness to enter into this Agreement and the Canada Supplement, Lone Star Fund VIII (U.S.), L.P., a Delaware limited partnership, has provided a limited guarantee (the “Limited Guarantee”) to the Sellers with respect to certain of the Purchaser’s obligations under this Agreement and the Canada Supplement.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the US Seller and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“Accounts Payable” means any and all accounts payable arising from the conduct of the Business, whether or not in the ordinary course, together with any unpaid financing charges accrued thereon, regardless of when asserted, billed or imposed.

“Accounts Receivable” means any and all accounts receivable, notes and other amounts receivable from third parties, including customers, arising from the conduct of the Business, whether or not in the ordinary course, together with any unpaid financing charges accrued thereon.

“Acquisition Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Acquisition Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Financing Commitments and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Financing Commitments) relating thereto.

“Action” means any claim, action, suit, inquiry, audit, proceeding or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Adjustment Amount” means the positive or negative amount equal to (a) the Final Working Capital minus (b) the Estimated Working Capital.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that Seven Hills JV shall be deemed to not be an Affiliate of the Seller.

“Ancillary Agreements” means the Bill of Sale and Assumption Agreements, the Deeds, the Assignments of Leases, the Assignment of U.S. Transferred Intellectual Property and the Transition Services Agreement.

“Assignment of Lease” means the Assignment of Lease to be executed by the US Seller at the Closing with respect to each parcel of Leased Real Property listed on Schedule 2.01(a)(iv)(B), substantially in the form of Exhibit 1.01(a).

“Assignment of U.S. Transferred Intellectual Property” means the Assignment of U.S. Transferred Intellectual Property to be executed by the US Seller at the Closing, substantially in the form of Exhibit 1.01(b).

“Assumed Liabilities” means collectively, the US Assumed Liabilities and the Canadian Assumed Liabilities.

“Bill of Sale and Assumption Agreements” means the Bill of Sale and Assumption Agreements to be executed by the US Seller at the Closing, substantially in the form of Exhibit 1.01(c).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Business Retiree” means any former employee of the Business who is entitled to retirement or post-retirement benefits under any Plan.

“Canada Business” means the Business, as conducted by the Canadian Seller as of the Closing Date.

“Canada Closing” has the meaning given to such term in the Canada Supplement.

“Canada Supplement” means the Canada Supplement, dated as of the date hereof, by and between the Canadian Seller and the Canadian Purchaser, in the form attached hereto as Exhibit 1.01(d).

“Canadian Accrued Liabilities” has the meaning given to such term in the Canada Supplement.

“Canadian Assumed Liabilities” has the meaning given to such term in the Canada Supplement.

“Canadian Base Purchase Price” has the meaning given to such term in the Canada Supplement.

“Canadian Excluded Liabilities” has the meaning given to such term in the Canada Supplement.

“Canadian Plans” means “Plans” as defined in the Canada Supplement.

“Canadian Purchased Assets” has the meaning given to such term in the Canada Supplement.

“Canadian Purchaser” means the Purchaser and its permitted assigns.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Contract” means any legally binding contract, agreement, instrument, license, sublicense, lease, sublease, commitment or sales and purchase order, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Deed” means, with respect to each parcel of Owned Real Property, the instrument of conveyance to be executed by each Seller at the Closing in the form of a limited warranty deed or its equivalent (except in the case of an Owned Real Property for which such Seller received a quit claim deed at the time it acquired such Owned Real Property, in which case in the form of a quit claim deed or its equivalent) customarily given in the applicable jurisdiction and sufficient to be recorded in such jurisdiction.

“Designated Purchaser” means any Affiliate of the Purchaser designated by the Purchaser to acquire the Purchased Assets pursuant to Section 10.11, including the Canadian Purchaser.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the US Seller to the Purchaser in connection with this Agreement.

“Encumbrance” means any security interest, pledge, hypothecation, charge, mortgage, lien, encumbrance, equitable interest, claim, right of possession, lease, tenancy, encroachment, covenant, infringement, interference, order, option, right of first refusal, preemptive right, community property interest, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Law” means any U.S. or Canadian federal, state or local statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, relating to pollution or protection of the environment.

“Environmental Liability” means any claim, demand, order, suit, obligation, liability, cost (including the cost of any investigation, testing, compliance or remedial action), consequential damages, loss or expense (including reasonable and incurred attorney’s and consultant’s fees and expenses) arising out of, relating to or resulting from any Environmental Law or environmental, health or safety matter or condition, including natural resources, and related in any way to the Business or the Purchased Assets or to this Agreement or the Canada Supplement or their respective subject matters, in each case whether arising or incurred before, at or after the Closing.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under or issued pursuant to any applicable Environmental Law.

“Excluded Liabilities” means collectively, the US Excluded Liabilities and the Canadian Excluded Liabilities.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Gypsum DB Plan” means Lafarge North America Inc. Pension Plan for Hourly Compensated Employees (Gypsum).

“Gypsum Products” means (i) wallboard for interior and exterior applications, (ii) joint compounds and (iii) other related products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the US Seller pursuant to Section 8.02 and the Purchaser pursuant to Section 8.03, as the case may be.

“Indemnified Taxes” means all Taxes relating to the Purchased Assets or the Business for, or applicable to, a Pre-Closing Period that are the responsibility of the Sellers under Section 5.10(b) or Section 5.11.

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how, and (e) registrations and applications for registration of the foregoing, including all divisionals, continuations and continuations-in-part, and all renewals and extensions thereof, in each case, as applicable.

“Inventories” means all inventory, merchandise, finished goods, work in progress, raw materials, supplies and packaging materials produced, manufactured, acquired, ordered or held for sale in connection with the Business, and any prepaid deposits for any of the same.

“IRS” means the Internal Revenue Service of the United States.

“Lafarge/Rock-Tenn Guaranty” means the Guaranty entered into by the US Seller in favor of Rock-Tenn pursuant to Section 18.3(b) of the Seven Hills Joint Venture Agreement.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Leased Real Property” means the real property leased, subleased or licensed by the Sellers, as tenant, to the extent primarily related to the Business, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Sellers (used primarily in the Business) attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Marketing Period” means the first period of 15 consecutive days throughout which the conditions set forth in Section 7.02 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing); provided that (A) July 4, 2013, July 5, 2013, November 27, 2013, November 28, 2013 and November 29, 2013 shall not be counted as days in determining such 15 consecutive day period (it being understood that any period including such dates shall be deemed to be consecutive for purposes of the foregoing), (B)

if such 15 consecutive day period were to commence but would not be completed in accordance with its terms prior to August 16, 2013, then such 15 consecutive day period shall not commence prior to September 3, 2013 and (C) such 15 consecutive day period must be completed in accordance with its terms prior to December 23, 2013.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or together with any other event, circumstance, change or effect (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, results of operations or financial condition of the Business, taken as a whole, or (ii) materially impairs the ability of the Sellers to consummate the transactions contemplated by this Agreement or the Canada Supplement; provided, however, with respect to clause (i) above, Material Adverse Effect shall not include: (a) events, circumstances, changes or effects that generally affect the industry in which the Business operates; (b) changes in economic, market, business, regulatory or political conditions generally in the jurisdiction of organization or any other jurisdiction in which the Business operates, or in the global financial markets generally or in the financial markets of any such jurisdiction; (c) changes in any Law; (d) changes in US GAAP, including accounting and financial reporting pronouncements by a Governmental Authority; (e) changes arising from the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, including any actions of competitors, customers or employees; (f) any event, circumstance, change or effect that results from any action taken pursuant to or in accordance with this Agreement or at the request of the Purchaser; and (g) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date hereof; except in the case of the foregoing clauses (a), (b), (c), (d) or (g), to the extent such events circumstances, changes in or effects have a materially disproportionate effect on the Business, taken as a whole, relative to other industry participants operating in the same or similar businesses.

“Net Working Capital” means the amount (which may be positive or negative) equal to (i) the current assets of the Business included in the Purchased Assets minus (ii) the current liabilities of the Business included in the Assumed Liabilities, in each case as of the Closing Date, as determined in accordance with the Working Capital Principles.

“Owned Real Property” means the real property in which the Sellers have fee title (or equivalent) interest to the extent primarily related to the Business, other than any such property that is an Excluded Asset, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Sellers (used primarily in the Business) attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business with respect to (i) charges not yet due and payable or (ii) as to which there is no default on the part of the Sellers or the validity or amount of which is being contested in good faith by appropriate proceedings, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities that are not violated in any material respect by the current use of the underlying asset, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and other similar matters of record set forth in any state, local or municipal office or like franchise under which the Business is conducted that are not violated in any material respect by the current use of the underlying asset, (e) matters which would be disclosed by an accurate survey or inspection of the Real Property which do not materially impair the occupancy or current use of such Real Property which they encumber and (f) all other Encumbrances set forth in Schedule 1.01(a).

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Product Liabilities” means, with respect to any Gypsum Product manufactured, marketed, distributed or sold by either Seller prior to the Closing or by the Purchaser or its Affiliates following the Closing, all Liabilities resulting from actual or alleged harm, injury, damage or death to persons, property or business, irrespective of the legal theory asserted.

“Property Taxes” means real and personal ad valorem property Taxes and any other Taxes imposed on a periodic basis and measured by the level of any item.

“Purchased Assets” means, collectively, the US Purchased Assets and the Canadian Purchased Assets.

“Real Property” means all land, buildings, improvements and fixtures erected thereon and all appurtenances related thereto, including the Owned Real Property and the Leased Real Property.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code through the date hereof.

“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.

“Rock-Tenn” means Rock-Tenn Company, a Georgia company (or any successor to its interests and obligations under any of the Rock-Tenn Operative Agreements).

“Rock-Tenn Operative Agreements” has the meaning set forth in Schedule 1.2 to the Seven Hills Joint Venture Agreement.

“Seven Hills Joint Venture Agreement” means the Joint Venture Agreement dated February 18, 2000, between Rock-Tenn and the US Seller.

“Seven Hills JV” means Seven Hills Paperboard, LLC, a Delaware limited liability company.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Target Working Capital” means $45,038,000.

“Tax” or “Taxes” means all taxes, levies, assessments, fees, deficiencies, including income tax, corporation tax, franchise tax, capital gains tax, gross receipts tax, windfall profits tax, withholding tax, sales tax, use tax, transfer tax, occupation tax, payroll tax, employment tax, production tax, excise tax, property tax, stamp taxes, including any obligation to indemnify or otherwise assume or succeed to the tax liability of another person, including interest, fines, penalties, additions to tax (including, where applicable, any interest with respect to such fines, penalties and additions to tax) and other related charges imposed, assessed or collected by or under the authority of any Governmental Authority.

“Tax Returns” means any and all returns, reports and forms (including, elections, declarations, amendments, schedules, information returns, claims for refunds or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“Transfer Taxes” means all transfer, documentary, sales, use, registration, stamp and other such similar Taxes (including all applicable real estate transfer Taxes), including any penalties, interest and additions to any Tax.

“Transferred Intellectual Property” means all Intellectual Property owned by the Sellers used primarily in the Business.

“Transferred IP Agreements” means all licenses of Intellectual Property granted to the Sellers that are primarily related to the Business.

“US Business” means the Business, as conducted by the US Seller as of the Closing Date.

“US GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“US Seller’s Knowledge”, “Knowledge of the US Seller” or similar terms used in this Agreement mean the actual knowledge, after reasonable inquiry, of the Persons listed in Exhibit 1.01(e) as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“US Purchase Price Bank Account” means a bank account in the United States to be designated by the US Seller in a written notice to the Purchaser at least five Business Days before the Closing.

“Working Capital Principles” means the principles, practices and methodologies described in Exhibit 1.01(f) hereto, as applied in a manner consistent with the example set forth in such Exhibit.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Acquisition Financing”	4.04(a)
“Agreement”	Preamble
“Alternate Debt Financing”	5.12(a)(iii)
“Balance Sheet”	3.04(a)
“Base Purchase Price”	2.03(a)
“Business”	Recitals
“Business Group Employees”	5.14(a)(ii)
“Canadian Initial Purchase Price”	2.03(b)
“Canadian Seller”	Recitals
“Closing Date”	2.04(a)
“Closing”	2.04(a)
“CoGen Relocation Costs”	5.20
“Cogeneration Costs”	5.20
“Cogeneration Equipment”	5.20
“Competing Business”	5.14(a)(i)
“Confidentiality Agreement”	5.03(a)
“Customer”	5.14(a)(iii)
“Debt Commitment Letter”	4.04(a)
“Debt Financing”	4.04(a)
“End Date”	9.01(a)
“Equity Commitment”	4.04(a)
“Equity Financing”	10.14(b)
“ERISA”	3.13(a)
“Estimated Closing Statement”	2.07(a)(i)
“Estimated Working Capital”	2.07(a)(i)
“Excluded Assets”	2.01(b)
“Excluded Claims”	2.02(b)(iv)
“Existing Stock”	5.06(b)
“Final Closing Statement”	2.07(d)(iii)
“Final Working Capital”	2.07(d)(iii)
“Financial Statements”	3.04(a)
“Financing Commitments”	4.04(a)
“Fundamental Representations”	8.04(b)
“Indemnifiable Environmental Liabilities”	8.07(b)
“Independent Accounting Firm”	2.07(d)(iii)
“Initial Closing Statement”	2.07(b)
“Initial Purchase Price”	2.07(a)(ii)
“Interim Financial Statements”	3.04(a)

Definition	Location

“Labor Agreement”	3.14(b)
“Leased Vehicles”	5.19
“Limited Guarantee”	Recitals
“Loss”	8.02
“Material US Contracts”	3.16(a)
“Mirror Plan”	6.07(c)
“Most Cost-Effective Manner”	8.07(b)(iii)
“New Debt Commitment Letter”	5.12(a)(iii)
“Permits”	3.08(b)
“Plans”	3.13(a)
“Pre-Closing Environmental Liabilities”	2.02(b)(ix)
“Purchase Price”	2.03
“Purchase Price Allocations”	2.03(c)
“Purchaser Flexible Account Plan”	6.03
“Purchaser Indemnified Party”	8.02
“Purchaser Indemnifying Parties”	8.03
“Purchaser”	Preamble
“Remedial Action”	8.07(b)
“Retained Names and Marks”	5.06(a)
“Review Period”	2.07(c)
“Scheduled IP”	3.10
“Seller Indemnified Party”	8.03
“Sellers”	Recitals
“Seller Flexible Account Plan”	6.03
“Statement of Objections”	2.07(d)(i)
“Straddle Period Return”	5.10(b)(iii)
“Tax Claim”	8.04(d)
“Third Party Claim”	8.05(b)
“Trade Secrets”	3.10
“Transferred Contracts”	2.01(a)(xv)
“Transferred Employee”	6.01
“Transition Services Agreement”	5.09
“US Accounts Receivable”	3.23
“US Assumed Liabilities”	2.02(a)
“US Base Purchase Price”	2.03(a)
“US Excluded Liabilities”	2.02(b)
“US Initial Purchase Price”	2.03(b)
“US Inventory”	3.17
“US Purchase Price Allocation”	2.03(c)
“US Purchased Assets”	2.01(a)
“US Purchaser DC Plan”	6.07(b)
“US Seller DC Plan”	6.07(b)
“US Seller”	Preamble
“US Seller Real Property”	3.11(d)

SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns;

(h) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(i) references to documents or other materials “provided” or “made available” to the Purchaser shall mean that such documents or other materials were present at least two Business Days prior to the date of this Agreement in the on-line data room maintained by the Sellers for purposes of the transactions contemplated by this Agreement and accessible by Purchaser.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of Assets in respect of the US Business. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the US Seller shall, and solely with respect to clause (xvi) below, cause Silver Grove Properties, LLC to, sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, and the Purchaser shall purchase from the US Seller, all of the US Seller’s right, title and interest in and to all of the assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, accrued or contingent (including goodwill), wherever located and whether now existing or hereafter acquired prior to the Closing Date, primarily used in or primarily related to the US Business, whether or not carried or reflected on or specifically referred to in the US Seller’s books or financial statements or in the Schedules hereto, other than the Excluded Assets or as expressly provided in this Section 2.01(a) (the “US Purchased Assets”), free and clear of any Encumbrances other than Permitted Encumbrances, including the following:

(i) the US Business as a going concern;

(ii) all assets recorded or reflected on the Balance Sheet (including assets such as Contracts to which no value was attributed);

(iii) all assets acquired by the US Seller since the date of the Balance Sheet which, had they been held by the US Seller on such date, would have been recorded or reflected on the Balance Sheet (including assets such as Contracts to which no value would have been attributed);

(iv) the Owned Real Property listed on Schedule 2.01(a)(iv)(A) and all rights in respect of the Leased Real Property listed on Schedule 2.01(a)(iv)(B);

(v) the tangible personal property used or held for use by the US Seller primarily in the conduct of the US Business;

(vi) the furniture, fixtures, equipment, machinery, vehicles and rolling stock and other tangible property used or held for use by the US Seller primarily in the US Business;

(vii) the Inventories in respect of the US Business;

(viii) all Accounts Receivable of the US Business that are included in the Final Working Capital;

(ix) all membership interests in Seven Hills JV beneficially owned by the US Seller;

(x) the books of account, general, financial, tax and personnel records, invoices, shipping records, supplier lists, correspondence and other documents, records and files and any rights thereto owned, primarily associated with or primarily employed by the US Seller in the conduct of the US Business; provided that the US Seller may retain a copy of any such records;

(xi) the goodwill of the US Seller relating to the US Business;

(xii) subject to Section 2.08, the Transferred Intellectual Property owned by the US Seller and the Transferred IP Agreements in respect of the US Business;

(xiii) the sales and promotional literature, customer lists and other sales-related materials of the US Seller related to the US Business;

(xiv) subject to Section 2.08, the rights of the US Seller under the Contracts primarily relating to the US Business, other than Transferred IP Agreements, and including the Contracts set forth on Schedules 2.01(a)(xiv) (the “Transferred Contracts”);

(xv) subject to Section 2.08 and solely to the extent transferable, all Permits; and

(xvi) the assets owned by Silver Grove Properties, LLC set forth on Schedule 2.01(a)(xvi).

(b) Notwithstanding anything in Section 2.01(a) to the contrary, the US Seller shall not sell, convey, assign, transfer or deliver, nor cause to be sold, conveyed, assigned, transferred or delivered, to the Purchaser, and the Purchaser shall not purchase, and the Purchased Assets shall not include, the US Seller’s right title and interest to and under the following assets, properties, rights and claims (the “Excluded Assets”):

(i) the US Purchase Price Bank Account;

(ii) all cash and cash equivalents, securities, and negotiable instruments of the US Seller on hand, in lock boxes, in financial institutions or elsewhere, including all cash residing in any collateral cash account securing any obligation or contingent obligation of the US Seller or any of its Affiliates;

(iii) any rights to Tax refunds, credits or similar benefits attributable to Indemnified Taxes;

(iv) the company seal, minute books, charter documents, stock or equity record books and such other books and records as pertain to the organization, existence or capitalization of the US Seller, as well as any other records or materials relating to the US Seller generally and not involving or related to the US Purchased Assets or the operations of the Business;

(v) except as set forth in Section 5.06, any and all rights in and to the Retained Names and Marks;

(vi) any right, property or asset that is listed or described in Schedule 2.01(b)(vi);

(vii) any asset of the US Seller, including any Owned Real Property, used or held for use by the Business that is located in Newark, New Jersey, or related thereto;

(viii) all rights of the US Seller under this Agreement and the Ancillary Agreements;

(ix) Tax Returns of the US Seller, other than those relating primarily to the Purchased Assets or the Business;

(x) all current and prior insurance policies of the US Seller and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(xi) all claims, defenses, causes of action, choses in action, rights of recovery for reimbursement, contribution, refunds, indemnity or other similar payment recoverable by the US Seller from or against any third party to the extent relating to any US Excluded Liabilities;

(xii) any capital stock issued by the US Seller;

(xiii) any Canadian Purchased Assets; and

(xiv) any Plan and any assets of any such Plan.

SECTION 2.02. Assumption and Exclusion of Liabilities. (a) Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall, from and after the Closing, assume and agree to pay, perform and discharge when due, the following Liabilities of the US Seller to the extent relating to the US Business or the US Purchased Assets (the “US Assumed Liabilities”):

(i) all Liabilities of the US Seller arising under the Transferred Contracts and the Transferred IP Agreements, in each case arising from facts and circumstances occurring after the Closing Date;

(ii) all Accounts Payable of the US Seller that are included in the Final Working Capital;

(iii) all Liabilities for product warranty service claims relating to products of the US Business and all Product Liabilities of the US Business, in each case arising from facts and circumstances occurring after the Closing Date, other than the Excluded Claims;

(iv) all liabilities and obligations in connection with Transferred Employees for which Purchaser is responsible in accordance with the provisions of Article VI, it being understood that, except as otherwise provided in Article VI, such liabilities and obligations shall be Assumed Liabilities only to the extent such liabilities and obligations relate to, and are required to be performed during, periods after the Closing Date;

(v) all Liabilities in respect of any and all accrued vacation, sick leave, workers’ compensation claims and insurance claims of the Transferred Employees of the US Business;

(vi) all Environmental Liabilities of the US Business, in each case arising from facts and circumstances occurring on or after the Closing Date; and

(vii) all Taxes relating to the US Purchased Assets or the US Business for, or applicable to, a Post-Closing Period and 50% of all Transfer Taxes in accordance with Section 5.10(c).

(b) Notwithstanding any other provision of this Agreement, except for the US Assumed Liabilities, the Purchaser shall not assume or be obligated to pay, perform or otherwise discharge (and the US Seller shall retain, pay, perform and otherwise discharge without recourse to the Purchaser) any Liabilities of the US Seller of any kind, character or description whatsoever (the “US Excluded Liabilities”), including the following:

(i) (A) all Indemnified Taxes and (B) except for any Taxes that are expressly the responsibility of the Purchaser or the Canadian Purchaser in Section 5.10, (I) all Taxes of the Sellers or any of their Affiliates for, or applicable to, any period, and (II) 50% of all Transfer Taxes in accordance with Section 5.10(c);

(ii) all Liabilities relating to or arising out of the Excluded Assets;

(iii) except for Accounts Payable of the US Seller that are included in the Final Working Capital, any indebtedness for borrowed money or guarantees thereof outstanding as of the Closing Date;

(iv) all Liabilities in respect of the claims set forth in Schedule 2.02(b)(iv) (the “Excluded Claims”);

(v) all Liabilities in respect of Business Retirees and Plans;

(vi) the US Seller’s obligations under this Agreement and the Ancillary Agreements;

(vii) all Liabilities of the US Seller arising under the Transferred Contracts and the Transferred IP Agreements, in each case arising from facts and circumstances occurring prior to the Closing Date;

(viii) all Liabilities for product warranty claims relating to products of the US Business and all Product Liabilities of the US Business, in each case arising from facts and circumstances occurring prior to the Closing Date; provided that the Purchaser shall use its commercially reasonable efforts to cooperate with the US Seller in responding to any product warranty claims, including by causing the Business to supply replacement Gypsum Products to the relevant customer (at the cost and expense of the US Seller); and

(ix) all Environmental Liabilities of the US Business, in each case arising from facts and circumstances occurring prior to the Closing Date (the “Pre-Closing Environmental Liabilities”).

SECTION 2.03. Purchase Price; Allocation of Purchase Price. (a) The purchase price for the US Purchased Assets shall be six hundred and ninety-three million dollars ($693,000,000) (the “US Base Purchase Price”) and, together with the Canadian Base Purchase Price, the “Base Purchase Price”,) shall be subject to the adjustments set forth in Section 2.07 (as so aggregated with the Canadian Base Purchase Price and adjusted, the “Purchase Price”).

(b) Not fewer than three Business Days prior to the Closing Date, the US Seller shall, and shall cause the Canadian Seller to, and the Purchaser shall, and shall cause the Canadian Purchaser to, agree upon an allocation of the Initial Purchase Price between the “US Initial Purchase Price” (the “US Initial Purchase Price”) and the “Canadian Initial Purchase Price” (the “Canadian Initial Purchase Price”) to reflect the relative values of the US Business and the Canada Business.

(c) The US Seller and the Purchaser shall allocate the sum of the US Base Purchase Price and the US Assumed Liabilities among the US Purchased Assets pursuant to Section 1060 of the Code and the Regulations promulgated thereunder (the “US Purchase Price Allocation”) and shall cause the Canadian Seller and the Canadian Purchaser, respectively, to allocate the sum of the Canadian Base Purchase Price and the Canadian Accrued Liabilities among the Canadian Purchased Assets (together with the US Purchase Price Allocation, the “Purchase Price Allocations”). Within 60 days after the Closing, the Purchaser shall provide the US Seller with proposed Purchase Price Allocations for its review and comment. If the US Seller does not provide any comments to the Purchaser in writing within 30 days following delivery by the Purchaser of the proposed Purchase Price Allocations, then the Purchase Price Allocations proposed by the Purchaser shall be deemed to be final and binding, absent manifest error. If, however, the US Seller submits comments to the Purchaser within such 30 day period, the Purchaser and the US Seller shall negotiate in good faith to resolve any differences within 30 days. Notwithstanding any other provision in this Agreement to the contrary, if the US Seller and the Purchaser are unable to resolve any such dispute within the 30 day period following the US Seller’s submission of comments on the Purchaser’s proposed Purchase Price Allocations, then the US Seller and the Purchaser shall each be entitled to use their own Purchase Price Allocations with respect to the items in dispute; provided that each shall use the US Initial Purchase Price and the Canadian Initial Purchase Price as determined under Section 2.03. (b). For the avoidance of doubt, none of the US Seller, the Canadian Seller, the Purchaser nor the Canadian Purchaser is obligated hereunder to use the Purchase Price Allocations in its financial accounting or financial reporting.

(d) For all Tax purposes, the Purchaser and the US Seller agree that the transactions contemplated by this Agreement shall be reported in a manner consistent with the terms of this Agreement, including the US Purchase Price Allocation, except where the parties did not agree to the US Purchase Price Allocations pursuant to Section 2.03(c), and that none of them will take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise, unless required to do so by applicable Law or a “determination”, within the meaning of Section 1313(a)(1) of the Code. Each of the US Seller and the Purchaser agrees to cooperate with the other in preparing IRS Form 8594, and the statement required to be filed under Section 1.751-1(a)(3) of the Regulations, and to furnish the other with a copy of such form or statement prepared in draft form within a commercially reasonable period before its filing due date. Any subsequent adjustments to the US Base Purchase Price and the US Assumed Liabilities shall be reflected in the US Purchase Price Allocation in a manner consistent with Section 1060 of the Code and the Regulations thereunder.

SECTION 2.04. Closing. (a) Subject to the terms and conditions of this Agreement, the sale and purchase of the US Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York, at 10:00 A.M. New York time on the fifth Business Day following the later of (i) the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Section 7.01(b) and Section 7.02(b) and (ii) two Business Days after the final day of the Marketing Period, or at such other place or at such other time or on such other date as the US Seller and the Purchaser may mutually agree upon in writing (such date, the “Closing Date”).

(b) Subject to the terms and conditions of this Agreement and the Canada Supplement, immediately following the Closing, the Purchaser and the US Seller shall cause the Canadian Purchaser and the Canadian Seller, respectively, to consummate the transactions contemplated to occur at the Canada Closing pursuant to the Canada Supplement.

SECTION 2.05. Closing Deliveries by the US Seller. At the Closing, the US Seller shall deliver or cause to be delivered to the Purchaser:

(a) an executed counterpart of each of the Bill of Sale and Assumption Agreements, the Deeds with all required Transfer Tax stamps affixed, each Assignment of Lease, the Assignment of U.S. Transferred Intellectual Property and such other instruments, in form and substance reasonably satisfactory to the Purchaser, as may be reasonably requested by the Purchaser to effect the transfer of the US Purchased Assets to the Purchaser or evidence such transfer on the public records, in each case duly executed by the US Seller;

(b) executed counterparts of each Ancillary Agreement to which the US Seller is a party other than the Ancillary Agreements delivered pursuant to Section 2.05(a);

(c) a receipt for the US Initial Purchase Price;

(d) a true and complete copy, certified by the Secretary or an Assistant Secretary of the US Seller, of the resolutions duly and validly adopted by the Board of Directors of the US Seller evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby;

(e) a certificate of non-foreign status pursuant to section 1.1445-2(b)(2) of the Regulations, duly executed and acknowledged;

(f) a certificate of a duly authorized officer of the US Seller certifying as to the matters set forth in Section 7.02(a); and

(g) the Lafarge/Rock-Tenn Guaranty if required by Rock-Tenn pursuant to Section 18.3(b) of the Seven Hills Joint Venture Agreement.

SECTION 2.06. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the US Seller:

(a) the US Initial Purchase Price by wire transfer in immediately available funds to the US Purchase Price Bank Account;

(b) an executed counterpart of each of the Bill of Sale and Assumption Agreements, each Assignment of Lease, the Assignment of U.S. Transferred Intellectual Property and such other instruments, in form and substance reasonably satisfactory to the US Seller, as may be requested by the US Seller to effect the assumption by the Purchaser of the Assumed Liabilities and to evidence such assumption on the public records;

(c) executed counterparts of each Ancillary Agreement (other than the Ancillary Agreements delivered pursuant to Section 2.06(b)) to which the Purchaser is a party;

(d) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the sole member of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby;

(e) a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 7.01(a); and

(f) in the event the Lafarge/Rock-Tenn Guaranty is provided by the US Seller, the power of attorney contemplated by Section 5.18.

SECTION 2.07. Adjustment of Purchase Price. The Base Purchase Price shall be subject to adjustment as specified in this Section 2.07:

(a) Estimated Statement of Net Working Capital. (i) No later than five Business Days prior to the Closing Date, the US Seller shall prepare and deliver to the Purchaser a statement (the “Estimated Closing Statement”) showing the estimate of the Net Working Capital as of the Closing Date prepared in good faith and in accordance with the Working Capital Principles (the “Estimated Working Capital”), together with reasonable supporting documentation; provided; however that the parties agree, notwithstanding the application of the Working Capital Principles, that for purposes of this Section 2.07 the Estimated Working Capital shall not be greater than $49,541,800 or less than $40,534,200. Thereafter, at the request of the Purchaser, the US Seller shall give the Purchaser reasonable access during normal business hours to review the Sellers’ books and records to the extent they relate to the Estimated Closing Statement and the US Seller’s work papers relating to the Estimated Closing Statement. The US Seller and the Purchaser shall cooperate in good faith and endeavor to resolve any disputes regarding the calculation of the Estimated Working Capital. If the US Seller and the Purchaser agree to any changes to the Estimated Working Capital, the term “Estimated Working Capital” as used in this Agreement shall be deemed to reflect such changes; provided that if the US Seller and the Purchaser are not able to reach mutual agreement prior to the Closing Date, the Estimated Closing Statement provided by US Seller to the Purchaser shall be binding only for purposes of the adjustment to the Purchase Price pursuant to Section 2.07(b) with respect to the Estimated Closing Statement.

(ii) The amount payable by the Purchaser at the Closing pursuant to this Agreement and the Canada Supplement (the “Initial Purchase Price”) shall be the Base Purchase Price plus, (x) if the Estimated Working Capital is greater than the Target Working Capital, the difference between the Estimated Working Capital and the Target Working Capital, or minus, (y) if the Estimated Working Capital is less than the Target Working Capital, the difference between the Target Working Capital and the Estimated Working Capital.

(b) Closing Statement of Net Working Capital. As promptly as practicable, but in any event within 60 Business Days following the Closing, the Purchaser shall prepare and deliver to the US Seller a statement showing the Net Working Capital as of the Closing Date prepared in good faith and in accordance with the Working Capital Principles (the “Initial Closing Statement”), together with reasonable supporting documentation.

(c) Review by the US Seller. Upon receipt of the Initial Closing Statement, the US Seller shall have 30 Business Days (the “Review Period”) to review such statement. During the Review Period, at the request of the US Seller, the Purchaser shall give the US Seller reasonable access during normal business hours to review the Purchaser’s books and records to the extent they relate to the Initial Closing Statement and the Purchaser’s work papers relating to the Initial Closing Statement (including, in each case, such historical financial information relating to the Business as the US Seller shall reasonably request), and shall cause the Business and its employees and accountants to provide reasonable assistance to the US Seller in its review of the Initial Closing Statement.

(d) Disputes. (i) On or prior to the last day of the Review Period, the US Seller may object to the Initial Closing Statement or the determination of the Net Working Capital, by delivering to the Purchaser a written statement from the US Seller setting forth in reasonable detail the US Seller’s objections thereto (the “Statement of Objections”) and the US Seller’s proposed alternative calculation of each such disputed item. If the US Seller fails to deliver a Statement of Objections in accordance with this Section 2.07(d) within the Review Period, (A) the Initial Closing Statement (and related determination of the Net Working Capital) shall be deemed to have been accepted by the US Seller and shall be final and binding on the parties, and (B) such Net Working Capital shall be used in computing the Adjustment Amount made hereunder.

(ii) If the US Seller delivers the Statement of Objections to the Purchaser within the Review Period, the Purchaser and the US Seller shall negotiate in good faith to resolve such objections during the 20 Business Days immediately following the US Seller’s delivery of the Statement of Objections, and any objections that are resolved by a written agreement between the Purchaser and the US Seller shall be final, binding and conclusive on the parties.

(iii) If at the end of such 20 Business Day period, the US Seller and the Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Statement of Objections, the US Seller and the Purchaser shall submit all matters that remain in dispute with respect to the Statement of Objections (along with a copy of the Initial Closing Statement marked to indicate those line items that are not in dispute) to KPMG LLP (either KPMG LLP or such other internationally-recognized accounting firm mutually satisfactory to the US Seller and the Purchaser being referred to herein as the “Independent Accounting Firm”), and the US Seller and Purchaser shall use reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to the Independent Accounting Firm within 30 Business Days after such submission. The written decision of the Independent Accounting Firm shall be final, binding and conclusive on the US Seller and the Purchaser. The Purchaser and the US Seller shall enter into reasonable and customary arrangements for the services to be rendered by the Independent Accounting Firm. With respect to each disputed line item, such determination, if not in accordance with the position of either the US Seller or the Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Purchaser in the Initial Closing Statement or by the US Seller in the Statement of Objections with respect to such disputed line item. The Initial Closing Statement that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.07(d)(ii) or through the action of the Independent Accounting Firm pursuant to this Section 2.07(d)(iii), is referred to as the “Final Closing Statement,” and the Net Working Capital reflected thereon is referred to as the “Final Working Capital;” provided; however that the parties agree, notwithstanding the application of the Working Capital Principles or any determination made by the Independent Accounting Firm, that for purposes of this Section 2.07 the Final Working Capital shall not be greater than $49,541,800 or less than $40,534,200. The fees and disbursements of the Independent Accounting Firm shall be allocated between the US Seller and the Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.

(iv) In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(e) Purchase Price Adjustment. The Closing Statement shall be deemed final for the purposes of this Section 2.07 upon the earliest of (x) the end of the Review Period if the US Seller has not delivered a Statement of Objections prior to such time, (y) the resolution by the parties of all disputes pursuant to Section 2.07(d)(ii) and (z) the resolution of all disputes pursuant to Section 2.07(d)(iii) by the Independent Accounting Firm. Within three Business Days of the date the Final Closing Statement becomes final pursuant to this Section 2.07(e), the Purchaser shall pay to the US Seller (if the Adjustment Amount is positive) or the US Seller shall pay to the Purchaser (if the Adjustment Amount is negative), as the case may be, the absolute value of the Adjustment Amount, together with an amount equal to the equivalent of interest thereon at a rate equal to the rate announced from time to time by CitiBank as its base rate (i.e., prime rate) during the period from and including the Closing Date to, but excluding, the date of the payment required by this Section 2.07(e) calculated on the basis of a 365-day year and the actual number of days elapsed. To the extent that a portion of any Adjustment Amount (whether positive or negative) is attributable to the Canadian Purchased Assets or the Canadian Assumed Liabilities (as determined by the party receiving payment), the US Seller or the Purchaser shall have received as agent for, and transfer to, the Canadian Seller or the Canadian Purchaser, as the

case may be, an amount equal to that portion of the Adjustment Amount (with interest, as described above), which shall adjust the Canadian Purchase Price. Any payments pursuant to this Section 2.07(e) shall be made by wire transfer of immediately available funds to a bank account or accounts as shall be designated in writing by the US Seller or the Purchaser, as the case may be, no later than one Business Day prior to the payment date.

SECTION 2.08. Assignment of Certain Purchased Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent, approval or authorization of a third party, would constitute a breach or other contravention thereof or would in any way adversely affect the rights of the US Seller or the Purchaser thereto or thereunder. Subject to Section 5.05, the US Seller shall use its reasonable best efforts, and the Purchaser shall cooperate reasonably with the US Seller, to obtain any such consent, approval or authorization as promptly as practicable following the date hereof. If any such consent, approval or authorization is not obtained prior to the Closing Date, or if an attempted transfer or assignment thereof would be ineffective or would adversely affect the rights of the US Seller thereto or thereunder so that the Purchaser would not in fact receive all such rights following the Closing, the US Seller and the Purchaser shall, subject to Section 5.05, cooperate in a mutually agreeable arrangement under which the Purchaser would obtain the benefits and assume the obligations and bear the economic burdens associated with such Purchased Asset in accordance with this Agreement, including through an arrangement under which the US Seller would subcontract, sublicense or sublease its rights in respect of such Purchased Asset to the Purchaser, or under which the US Seller would enforce for the benefit of the Purchaser, at the Purchaser’s sole cost and expense, any and all of its rights against a third party associated with such Purchased Asset, and the US Seller would promptly pay to the Purchaser all monies received by it in respect of any such Purchased Asset.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE US SELLER

The US Seller hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date or, if a representation or warranty is made as of a specified date, as of such date, as follows, except as set forth on the Disclosure Schedule (it being understood and agreed that each item in a particular section of the Disclosure Schedule applies to the corresponding section hereof and to any other section as to which its relevance is reasonably apparent on the face of such item), and except that unless otherwise specified, none of the representations or warranties are made in respect of Seven Hills JV:

SECTION 3.01. Organization, Authority and Qualification of the US Seller. The US Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The US Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. The execution and delivery of this Agreement and the Ancillary Agreements by the US Seller, the performance by the US Seller of its obligations hereunder and thereunder and the consummation by the US Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the US Seller. This Agreement has been, and upon their execution the Ancillary Agreements to which the US Seller is a party shall have been, duly executed and delivered by the US Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution such Ancillary Agreements shall constitute, legal, valid and binding obligations of the US Seller, enforceable against the US Seller in accordance with their respective terms.

SECTION 3.02. No Conflict. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the US Seller is a party by the US Seller do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws of the US Seller, (b) assuming that all consents, approvals, authorizations and other actions described in Section 3.03 have been obtained, all filings and notifications listed in Section 3.03 of the Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, conflict with or violate any Law or Governmental Order applicable to the US Seller or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the US Seller is a party, except, in the case of clauses (b) and (c), as would not have a Material Adverse Effect or as may result from any facts or circumstances relating solely to the Purchaser.

SECTION 3.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the US Seller is a party by the US Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) the pre-merger notification and waiting period requirements of the HSR Act, (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not have a Material Adverse Effect or (c) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 3.04. Financial Information. (a) True and complete copies of (i) the audited balance sheet of the Business for the fiscal years ended as of 2011 and 2012, and the related audited statements of income and cash flows of the Business (collectively, the “Financial Statements”) and (ii) the unaudited balance sheet of the Business as of March 31, 2013 (such balance sheet, together with all related notes and schedules thereto, the “Balance Sheet”), and the related unaudited statements of income and cash flows of the Business (the “Interim Financial Statements”), have been delivered by the US Seller to the Purchaser.

(b) The Financial Statements and the Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Sellers

(except as may be indicated in the notes thereto), (ii) present fairly in all material respects the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby and (iii) were prepared in accordance with US GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); provided that, in the case of clauses (ii) and (iii), the Interim Financial Statements are subject to normal recurring year-end adjustments that will not, individually or in the aggregate, be material, and the absence of notes.

SECTION 3.05. Absence of Undisclosed Material Liabilities. There are no Liabilities of the US Seller (primarily relating to the Business) of a nature required to be reflected on a balance sheet prepared in accordance with US GAAP, other than Liabilities (a) reflected or reserved against on the Balance Sheet or the notes thereto, (b) incurred since December 31, 2012, in the ordinary course of business of the US Seller, or (c) that would not have a Material Adverse Effect.

SECTION 3.06. Conduct in the Ordinary Course. Since December 31, 2012, the Business has been conducted in the ordinary course and there has not occurred any Material Adverse Effect and the US Seller (to the extent it relates primarily to the Business) has not taken any action that, if taken after the date hereof, would constitute a violation of Sections 5.01(a)–(p).

SECTION 3.07. Litigation. As of the date hereof, there is no Action relating to the Business or the Purchased Assets pending, or to the US Seller’s Knowledge, threatened, before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby. Except as would not materially affect the ability of the US Seller to carry out the Business as currently conducted, there is no outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or, to the US Seller’s Knowledge, threatened investigation by, any Governmental Authority relating to the Business or the Purchased Assets.

SECTION 3.08. Compliance with Laws; Permits. (a) Except as would not have a Material Adverse Effect, the US Seller has conducted and continues to conduct the Business in accordance with all applicable Laws and Governmental Orders and the US Seller is not in violation of any such Law or Governmental Order.

(b) Except as would not have a Material Adverse Effect, (i) the US Seller is in possession of all Permits necessary for it to own, lease and operate the US Purchased Assets and to carry on the US Business in all material respects as currently conducted (the “Permits”), (ii) the US Seller is and has been in compliance in all material respects with all such Permits, (iii) no suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the US Seller’s Knowledge, threatened and (iv) all Permits may be transferred in accordance with applicable Law and assigned to the Purchaser.

SECTION 3.09. Environmental Matters. (a) Except as would not have a Material Adverse Effect, (i) the Business as currently conducted by the US Seller is in compliance with all applicable Environmental Laws and has obtained and is in compliance with all Environmental Permits, (ii) there are no written claims pursuant to any Environmental Law pending, or to the US Seller’s Knowledge, threatened, against the US Seller (to the extent relating to the Business), and (iii) the US Seller has provided the Purchaser with copies of any and all environmental assessment or audit reports or other similar studies or analyses generated within the last three years and in the US Seller’s possession that relate to the Purchased Assets.

(b) Except for those Environmental Permits required by the transactions contemplated by this Agreement, the US Seller has filed (or will have filed by the Closing Date) all applications necessary to renew or obtain any of its Environmental Permits in a timely fashion so as to allow the Business as conducted by the US Seller to continue to operate in compliance with all Environmental Laws and, to the US Seller’s Knowledge, neither it nor any of its Affiliates expects any such new or renewed Environmental Permit to include any terms or conditions that would have a Material Adverse Effect.

(c) The representations and warranties contained in this Section 3.09 and in Section 3.09 of the Canada Supplement are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related in any way to the Business, including the Purchased Assets, or to this Agreement or its subject matter, and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.10. Intellectual Property. Section 3.10 of the Disclosure Schedule sets forth a true and complete list of all patents and patent applications, registered trademarks and trademark applications, and registered copyrights and copyright applications owned by the US Seller included in the Transferred Intellectual Property (collectively, the “Scheduled IP”). None of the Scheduled IP has been abandoned or adjudicated invalid or unenforceable. To the Knowledge of the US Seller, (i) no person is engaging in any activity that infringes any Transferred Intellectual Property owned by the US Seller, and (ii) no claim has been asserted in writing to the US Seller that the use of any Transferred Intellectual Property owned by the US Seller or any Intellectual Property licensed to the US Seller pursuant to the Transferred IP Agreements infringes the Intellectual Property of any third party. With respect to each item of Scheduled IP, the US Seller is the exclusive owner of such item, free and clear of all exclusive licenses. The US Seller has taken commercially reasonable measures in connection with the current conduct of the Business to protect the confidentiality of all material confidential and proprietary information, including material trade secrets and know-how included in the Transferred Intellectual Property and, to the Knowledge of the US Seller, no unauthorized disclosure of such confidential or proprietary information has been made by any of the US Seller’s employees or independent contractors.

SECTION 3.11. Real Property. (a) Section 3.11(a) of the Disclosure Schedule lists the street address and tax parcel identification number of each tract, parcel and/or subdivided lot comprising the Owned Real Property of the US Seller. The US Seller (i) except as would not have a Material Adverse Effect (1) has good and marketable title in fee simple to each parcel of Owned Real Property owned by it free and clear of all Encumbrances, except Permitted Encumbrances and (2) has not leased any parcel or any portion of any parcel of the Owned Real Property to any other Person, and (ii) has made available to the Purchaser copies of each deed for each parcel of Owned Real Property and all title insurance policies and surveys relating to the Owned Real Property, in each case to the extent in its possession.

(b) Section 3.11(b) of the Disclosure Schedule lists the street address of each tract, parcel or subdivided lot comprising the Leased Real Property of the US Seller and the identity of the lessor, lessee, current occupant (if different from lessee), date of lease and term expiry date of each such parcel of Leased Real Property. The US Seller (i) has delivered to the Purchaser true and complete copies of the leases in effect at the date hereof relating to the Leased Real Property leased by it. There has not been any sublease or assignment entered into by the US Seller in respect of the leases relating to such Leased Real Property, no other party to any lease with respect to the Leased Real Property is an Affiliate of, or otherwise has any economic interest in, the US Seller and, except as would not have a Material Adverse Effect, the US Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof.

(c) There are no condemnation proceedings or eminent domain proceedings of any kind pending or, to the US Seller’s Knowledge, threatened against the US Seller’s Owned Real Property.

(d) Use of the Leased Real Property and Owned Real Property of the US Seller (collectively, the “US Seller Real Property”) for the purposes for which it is presently being used is permitted under all applicable zoning Laws. All of the improvements on the US Seller Real Property are (i) in compliance in all material respects with all applicable Laws, including those pertaining to zoning, building and the disabled, (ii) in good repair and in good condition, ordinary wear and tear excepted, (iii) free from latent defects in all material respects and (iv) sufficient for the operation of the Business as it is currently conducted on the US Seller Real Property and as presently proposed to be conducted. Except as would not have a Material Adverse Effect, no part of any of the improvements on the US Seller Real Property encroaches on any Real Property not included in the US Seller Real Property, and there are no buildings, structures, fixtures or other improvements on the Real Property primarily situated on adjoining any US Seller Real Property which encroach on any part of the US Seller Real Property. Except as would not have a Material Adverse Effect, each of the improvements on the US Seller Real Property abuts on and has direct vehicular access to a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting the US Seller Real Property and comprising a part of the US Seller Real Property, is supplied with public or quasi-public utilities and other services appropriate for the operation of the US Seller Real Property located thereon. To the Knowledge of the US Seller, there is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would result in the taking of all or any part of any US Seller Real Property or that would prevent or hinder the continued use of any US Seller Real Property as heretofore used in connection with the operation of the Purchased Assets. There are no public improvements involving any US Seller Real Property in progress that would be expected to materially adversely affect such property or, to the US Seller’s Knowledge, proposed that will result in special assessments against or otherwise materially adversely affect any of the US Seller Real Property. The US Seller enjoys peaceful and undisturbed possession of the US Seller Real Property. To the US Seller’s Knowledge, there are no facts or conditions affecting the improvements on the US Seller Real Property that would reasonably be expected to interfere with the current use, occupancy or operation thereof.

(e) There are no outstanding options or rights of first refusal or rights of first offer to purchase any of the US Seller Real Property, any portion thereof or any similar agreement that would have priority over the Purchaser’s right to title of, or a leasehold interest in, the US Seller Real Property or any portion thereof or interest therein upon consummation of the transactions contemplated by this Agreement.

(f) With respect to the Leased Real Property: (i) all base rents, deposits and additional rents due pursuant to such Leased Real Property have been paid as required pursuant to the terms of the applicable agreement governing the US Seller’s use of such Leased Real Property and no security deposit or portion thereof has been applied in respect of a breach or default under such Leased Real Property that has not been redeposited in full, (ii) the US Seller has not received any written notice that the fee owner of any Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Leased Real Property or the rents or use fees due thereunder, and (iii) the US Seller has not subleased, licensed or otherwise granted to any Person the right to use or occupy any of the Leased Real Property or leased or otherwise granted to any Person the right to use or occupy any of the Owned Real Property.

SECTION 3.12. Title to Purchased Assets; Sufficiency of Assets. The US Seller has good, valid and marketable title, legal right or license to use, or a valid leasehold interest in all the US Purchased Assets free and clear of all Encumbrances, except Permitted Encumbrances. The US Purchased Assets, together with the Canadian Purchased Assets and the services and assets to be provided to the Purchaser under the Ancillary Agreements (subject to the terms and conditions thereof) are adequate in all material respects to conduct the Business as currently conducted. All of the Purchased Assets located in the United States are held by the US Seller. All of the Purchased Assets located in Canada are held by the Canadian Seller.

SECTION 3.13. Employee Benefit Matters.

(a) Plans and Material Documents. Section 3.13(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other contracts or agreements, to which the US Seller is a party, with respect to which the US Seller has or could have any obligation or liability (contingent or otherwise) or which are maintained, contributed to, required to be contributed to or sponsored by it for the benefit of any current or former employee, officer or director of the Business, (ii) each employee benefit plan for which the US Seller could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the US Seller could incur liability under Section 4212(c) of ERISA and (iv) any contracts, arrangements or understandings between the US Seller or any of its Affiliates and any Transferred Employee (items (i) through (iv) collectively, the “Plans”). For greater certainty, the Plans do not include the Canadian Plans. Each Plan is in writing, and the US Seller has made available to the Purchaser a true and complete copy of each Plan and all currently applicable amendments thereto and the most recent IRS determination letter for any Plan that is intended to be qualified under Section 401(a) of the Code.

(b) Compliance. Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. No Action is pending or, to the Knowledge of the US Seller, threatened, with respect to any Plan (other than claims for benefits in the ordinary course) and, to the US Seller’s Knowledge, no fact or event exists that could give rise to any such Action. Except as set forth on Section 3.13(b) of the Disclosure Schedule, none of the Plans is a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, or subject to either Title IV of ERISA or Section 412 of the Code. Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) satisfies the applicable requirements of Sections 409A(a)(2), (3), and (4) of the Code, and the final Treasury Regulations promulgated thereunder, and has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and guidance issued thereunder.

(c) Qualification of Certain Plans. Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(d) Absence of Certain Arrangements. Neither the execution and the delivery of this Agreement or the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment becoming due on or after the Closing Date to any director, officer, employee or former employee of the Business under any Plan; (ii) increase any benefits otherwise payable under any Plan; (iii) result in any acceleration of the time of payment or vesting of any benefits under any Plan; or (iv) result in payments under any Plan that (A) would be deductible but for Section 280G of the Code, or (B) would result in any excise tax on any Transferred Employee under Section 4999 of the Code.

SECTION 3.14. Labor and Employment Matters.

(a) To the US Seller’s Knowledge, the Business as conducted by the US Seller is in compliance in all material respects with all Laws and collective bargaining agreements applicable to it respecting employment and employment practices, terms and conditions of employment and wages and hours. There are no Actions pending or, to the US Seller’s Knowledge, threatened before any Governmental Authority relating to the employment practices of the Business that could reasonably be expected to result in any material liability.

(b) The US Seller has furnished or caused to be furnished to the Purchaser a complete and correct copy of the one collective bargaining agreement to which it is a party relating to the Business (the “Labor Agreement”), which agreement is identified in Section 3.14(b)

of the Disclosure Schedule. There is no strike, work stoppage, slowdown, or grievance pending or, to the US Seller’s Knowledge, threatened with regard to the Transferred Employees that is reasonably anticipated to have a Material Adverse Effect. There are no other organizing efforts, demands for recognition, petitions seeking a representation proceeding, or questions concerning representation pending or, to the US Seller’s Knowledge, threatened involving any association, union, or collective bargaining representative on behalf of or seeking to act on behalf of the Transferred Employees.

SECTION 3.15. Taxes. Except for matters that would not have a Material Adverse Effect, (a) all Tax Returns required to have been filed with respect to the Purchased Assets have been or will be timely filed (taking into account any extension of time to file granted or obtained) and such Tax Returns are or will be true, correct and complete in all material respects, (b) all Taxes shown to be due and payable on such Tax Returns with respect to the Purchased Assets have been paid or will be timely paid other than Taxes that are being or will be contested in good faith, (c) no audit or examination of any such Tax Return of either Seller is currently pending by any Governmental Authority, (d) neither Seller has received from any Governmental Authority any written notice of proposed adjustment, deficiency or underpayment of any Taxes relating to the Purchased Assets involving a material amount, other than a proposed adjustment, deficiency or adjustment that has been satisfied by payment or settlement, or withdrawn,(e) there are no Tax liens on any of the Purchased Assets (other than Permitted Encumbrances), and (f) neither Seller has received written notice that it is subject to Tax with respect to the Purchased Assets in any jurisdiction where it does not file Tax Returns.

SECTION 3.16. Material US Contracts. (a) Section 3.16(a) of the Disclosure Schedule lists each of the following Contracts to which the US Seller is a party (but only to the extent such contracts and agreements relate primarily to the Business and, subject to Section 2.08, would be transferred to the Purchaser hereunder) (such contracts and agreements being “Material US Contracts”):

(i) all material Contracts that limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restrict the right of the US Seller or the Business to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights;

(ii) all guarantees of the obligations of other Persons by the US Seller for amounts of more than $250,000;

(iii) all Contracts (x) involving the expenditure of more than $500,000 in any year or (y) containing an “evergreen provision”, in either case for the purchase of materials, supplies or equipment or for the provision of services;

(iv) all Contracts with a customer of the Business, other than purchase orders and volume incentive program agreements, (x) having generated revenues of more than $500,000 for the Business during the twelve month period ended December 31, 2012 or (y) containing an “evergreen provision”;

(v) any Contract with any Governmental Authority;

(vi) any Contract for the future sale or purchase of any Real Property, or for the future sale or purchase of any tangible personal property in an amount in excess of $250,000 outside of the ordinary course of business;

(vii) all material Transferred IP Agreements, other than non-exclusive, off-the-shelf licenses for generally commercially available software for which US Seller spends $100,000 or less per year in licensing fees or maintenance;

(viii) all partnership or joint venture agreements relating to the Business or Seven Hills JV; and

(ix) all material contracts and agreements between or among the US Seller, to the extent relating to the Business, and any Affiliate of the US Seller.

(b) Each Material US Contract (i) is valid and binding on the US Seller and, to the Knowledge of the US Seller, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.02(c) of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence. To the US Seller’s Knowledge, no condition exists or event has occurred that (whether with or without notice or lapse of time or both) would constitute a default by the US Seller under any Material US Contract, or would permit termination, modification or acceleration under any Material US Contract, in each case, except for such defaults, termination, modification or acceleration that would not have a Material Adverse Effect. The US Seller has delivered or made available to the Purchaser true and complete copies of all Material US Contracts, including any amendments thereto.

SECTION 3.17. Inventory. All of the Inventory included in the US Purchased Assets (the “US Inventory”) was acquired and has been maintained in accordance with the regular business practices of the US Seller, consists of new and unused items of a quality and quantity substantially all of which is usable or saleable in the ordinary course of business, and is valued at prices equal to the lower of cost or realizable value and in accordance with the internal accounting practices of the US Seller applied on a basis consistent with the Financial Statements, each consistently applied throughout the periods covered by the Financial Statements, with adequate provisions or adjustments for excess inventory, slow-moving inventory, spoilage and inventory obsolescence and shrinkage.

SECTION 3.18. Interests of Affiliates. No Affiliate of the US Seller (that is not a Seller) has any right, title or interest in any properties or assets of any kind or character (whether real, personal or mixed, tangible or intangible, contingent or otherwise) used or held for use in connection with and material to the Business other than the Excluded Assets.

SECTION 3.19. Product Liability. Section 3.19 of the Disclosure Schedules sets forth a true, complete and correct list of any products manufactured, sold, marketed, processed or supplied by the Business which (i) to the Knowledge of the US Seller, were faulty or defective or (ii) have given rise to any product liability Action or, to the

Knowledge of the US Seller, any written threat of such Action; in each case, since December 31, 2008 that would result in a liability in excess of $500,000 in the aggregate for any one product. Except as would not have a Material Adverse Effect, each of the products produced or sold by the Business since January 1, 2008, was, at the time of such production or sale (i) in conformity with any warranties made in any written materials accompanying such product or in connection with its sale and (iii) fit for the ordinary purpose for which such product was intended to be used.

SECTION 3.20. Seven Hills JV. (a) Section 3.20 of the Disclosure Schedule contains a true, complete and accurate statement of the (i) jurisdiction of formation and (ii) number of authorized, issued and outstanding interests of Seven Hills JV. To the US Seller’s Knowledge, there are no other authorized, issued or outstanding equity interests of Seven Hills JV and no outstanding options, warrants, rights or any other agreements relating to the sale, issuance or voting of any equity interests of Seven Hills JV or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any equity interests of Seven Hills JV. Section 3.20 of the Disclosure Schedule also contains a true, complete and accurate statement of the number of interests held by the US Seller and the corresponding percentage interest in the interest capital of Seven Hills JV. All such interests of the US Seller are owned free and clear of any Encumbrances except for Permitted Encumbrances.

SECTION 3.21. Brokers. Except for BNP Paribas Corporate and Investment Banking and Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the US Seller. The US Seller is solely responsible for the fees and expenses of BNP Paribas Corporate and Investment Banking and Citigroup Global Markets Inc.

SECTION 3.22. Customers. Schedule 3.22 of the Disclosure Schedules sets forth a true and complete list of the names of the ten largest customers of the US Business measured by gross revenue for the 12 month period ending on May 31, 2013. The US Seller has not received any notice, and has no reasonable basis to believe, that any of such customers (a) has ceased or substantially reduced, or will cease or substantially reduce, use of products or services of the US Business or (b) has sought, or is seeking, to reduce the price it will pay for the services of the US Business.

SECTION 3.23. Accounts Receivable. The Accounts Receivable included in the US Purchased Assets (the “US Accounts Receivable”) are valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services or other business transactions in the ordinary course of the US Seller’s business, are not subject to valid defenses, set-offs or counterclaims and have not been factored, sold or otherwise transferred.

SECTION 3.24. Disclaimer of the US Seller. (A) THE US PURCHASED ASSETS ARE BEING SOLD ON AN “AS IS”, “WHERE IS” BASIS AS OF THE CLOSING AND IN THEIR CONDITION AS OF CLOSING WITH “ALL FAULTS” AND, EXCEPT AS SET FORTH IN THIS ARTICLE III AND FOR ANY WARRANTIES OF TITLE CONTAINED IN ANY DEED TO ANY OWNED REAL PROPERTY DELIVERED AT THE CLOSING, NONE OF THE US SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE

OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUSINESS OR ANY OF THE US PURCHASED ASSETS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY THE PURCHASER AFTER THE CLOSING IN ANY MANNER OTHER THAN AS USED AND OPERATED BY THE SELLERS OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS AFTER THE CLOSING AND (B) OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF THE US SELLER SET FORTH IN ARTICLE VIII AND OF THE CANADIAN SELLER SET FORTH IN ARTICLE VIII OF THE CANADA SUPPLEMENT, NONE OF THE SELLERS, THEIR AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER, THE CANADIAN PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, THE CANADIAN PURCHASER, THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S OR CANADIAN PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE BUSINESS, INCLUDING THE CONFIDENTIAL MEMORANDUM DATED MARCH 2013 AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PURCHASER, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE PURCHASER OR CANADIAN PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE CANADA SUPPLEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser hereby represents and warrants to the US Seller as follows:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the US Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms.

SECTION 4.02. No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser, (b) assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, conflict with or violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), (i) as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or (ii) as may result from any facts or circumstances relating solely to the US Seller.

SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) the pre-merger notification and waiting period requirements of the HSR Act, or (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement, the Canada Supplement and the Ancillary Agreements.

SECTION 4.04. Financing. (a) The Purchaser has delivered to the US Seller true and complete copies of executed commitment letters with the Acquisition Financing Sources party thereto (including (i) all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (other than any fee letters) and (ii) any fee letters with the Acquisition Financing Sources party thereto associated therewith that contain any conditions to funding or “flex” provisions, but excluding provisions related solely to fees and economic terms (other than covenants) agreed to by the parties) (the “Debt Commitment Letter”), pursuant to which the Acquisition Financing Sources parties thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the transactions contemplated by this Agreement and the Canada Supplement (the “Debt Financing”). The Purchaser has also delivered to the US Seller a true, correct and complete copy of the executed equity commitment letter (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement) from Lone Star Fund VIII (U.S.), L.P. (the “Equity Commitment” and together with the Debt Commitment Letter, the “Financing Commitments”), pursuant to which Lone Star Fund VIII (U.S.), L.P. has agreed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein for the transactions contemplated by this Agreement and the Canada Supplement (together with the Debt Financing, the “Acquisition Financing”).

(b) Assuming the Acquisition Financing is consummated in accordance with the terms of the Financing Commitments, the aggregate proceeds to be disbursed to the Purchaser pursuant to the agreements contemplated by the Financing Commitments will be sufficient for the Purchaser to consummate the transactions contemplated by this Agreement and for the Canadian Purchaser to consummate the transactions contemplated by the Canada Supplement on the terms and subject to the conditions set forth herein and therein and to pay all related fees and expenses associated therewith incurred or otherwise payable by the Purchaser or the Canadian Purchaser in connection with the transactions contemplated by this Agreement.

(c) The Purchaser has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. The US Seller and the Canadian Seller are express third party beneficiaries of the Equity Commitment in accordance with the terms and subject to the conditions set forth herein and therein.

(d) As of the date of this Agreement, the Financing Commitments are in full force and effect and are the legal, valid and binding obligation of the Purchaser and the other parties thereto, enforceable against such parties in accordance with their terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). The obligations of the Acquisition Financing Sources party to the Financing Commitments to fund the commitments under the Financing Commitments are not subject to any conditions other than as set forth in the Financing Commitments. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Financing Commitments by the Purchaser. As of the date of this Agreement, the Purchaser has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Financing Commitments not being satisfied or (ii) the Acquisition Financing not being made available to the Purchaser on a timely basis in order to consummate the transactions contemplated by this Agreement. Prior to the date of this Agreement, (x) none of the Financing Commitments have been amended or modified and (y) the respective commitments contained in the Financing Commitments have not been withdrawn, modified or rescinded in any respect.

SECTION 4.05. Solvency. Neither the Purchaser nor the Canadian Purchaser is entering into this Agreement, the Canada Supplement or the Financing Commitments with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement and the Canada Supplement, including the Acquisition Financing pursuant to the Financing Commitments, the payment of the Purchase Price and the payment of the transaction fees and expenses of the Purchaser and its Affiliates, and assuming that (a) the representations and warranties made by the US Seller herein and by the Canadian Seller in the Canada Supplement are true and correct and (b) any estimates, projections or forecasts of the US Seller or the Canadian Seller provided to the Purchaser or the Canadian Purchaser have been prepared in good faith based upon assumptions that were and continue to be reasonable:

(a) the fair saleable value (determined on a going concern basis) of the assets of the Purchaser and the Canadian Purchaser will be greater than the total amount of the Liabilities of the Purchaser and the Canadian Purchaser known to the Purchaser (including all Liabilities disclosed to the Purchaser by the Sellers under this Agreement, whether or not reflected in a balance sheet prepared in accordance with US GAAP);

(b) the Purchaser and the Canadian Purchaser will be able to pay their respective debts and obligations in the ordinary course of business as they become due; and

(c) the Purchaser and the Canadian Purchaser will have adequate capital to carry on their respective businesses and all businesses as currently conducted.

SECTION 4.06. Litigation. As of the date hereof, there is no Action pending, or to the Purchaser’s knowledge, threatened, by or against the Purchaser, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.07. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of the Purchaser.

SECTION 4.08. Independent Investigation; US Seller’s Representations. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets (including Contracts), liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was undertaken by the Purchaser and its Affiliates and Representatives. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of either Seller or its Representatives (except the specific representations and warranties of the US Seller set forth in Article III). The Purchaser hereby agrees and acknowledges that (a) other than the representations and warranties made in Article III, none of the Sellers, their Affiliates, or any of their respective officers, directors, employees or Representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Purchased Assets or the Business including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner other than as used and operated by the Sellers, or (iii) the probable success or profitability of the Business after the Closing and (b) other than the indemnification obligations of the US Seller set forth in Article VIII, none of the Sellers, their Affiliates, or any of their respective officers, directors, employees or Representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to the Purchaser, its Affiliates or Representatives of, or the Purchaser’s use of, any information relating to the Business, including the Confidential Memorandum dated March, 2013 and any information, documents or material made available to the Purchaser, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Conduct of Business Prior to the Closing. The US Seller covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule, between the date hereof and the Closing, the US Seller (to the extent it relates primarily to the Business) shall, and shall cause the Canadian Seller to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use its reasonable best efforts to (I) preserve intact in all material respects the business organization of the Business, including keeping available the services of its current officers, employees and consultants, and (II) preserving its current relationships with customers, suppliers and other Persons with which it has significant business relations. Without limiting the generality of the foregoing, except as described in Section 5.01 of the Disclosure Schedule, the US Seller covenants and agrees that, between the date hereof and the Closing, without the prior written consent of the Purchaser, the US Seller will not, and will cause the Canadian Seller not to, as applicable:

(a) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance other than Permitted Encumbrances any Purchased Asset that is material to the Business, other than sales or transfers of Inventory in the ordinary course of business consistent with past practice;

(b) amend, waive, modify or consent to the termination of any Material US Contract, or amend, waive, modify or consent to the termination of the Sellers’ rights thereunder, or enter into any Contract that would be a Material US Contract in connection with the Business or the Purchased Assets other than in the ordinary course of business consistent with past practice;

(c) authorize, or make any commitment with respect to, any single capital expenditure for the Business that is in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $500,000 for the Business taken as a whole;

(d) acquire (i) any corporation, partnership, limited liability company, other business organization or division thereof that is material to the Business or (ii) any material amount of assets;

(e) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) material to the Business or the Purchased Assets, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(f) accelerate the collection of or discount any Accounts Receivable, factor (or otherwise effect the structured sale) of any Accounts Receivable, delay the payment of liabilities that would become Assumed Liabilities or defer expenses, reduce Inventories, except in the ordinary course of business consistent with past practice;

(g) commence or settle any Action relating to the Business, the Purchased Assets or the Assumed Liabilities, in each case that would be material to the Business;

(h) terminate or enter into any Contract with respect to Seven Hills JV;

(i) grant or announce any increase in the rate of pay, salaries, bonuses or other benefits payable by either Seller to any of the employees to be offered employment by the Purchaser pursuant to Section 6.01, other than as required by Law, pursuant to any plans, programs or agreements existing on the date hereof or other increases made in the ordinary course of business and consistent with the past practices of such Seller;

(j) change any method of accounting or accounting practice or policy used by the Sellers (as it relates to the Business), other than such changes required by Law or US GAAP;

(k) make, revoke or modify any material Tax election or file any material Tax Return relating to the Purchased Assets in a manner inconsistent with the applicable Seller’s past practices;

(l) enter into any new lease or materially amend the terms of any existing lease, sublease or ground lease with respect to the Owned Real Property or Leased Real Property or fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire;

(m) settle, cancel or compromise any material claims of either Seller (to the extent such claims are not Excluded Liabilities and relate primarily to the Business), other than in the ordinary course of business consistent with past practice;

(n) exercise any right under the applicable documents with respect to the Seven Hills JV to cause the Seven Hills JV not to operate in a manner consistent with its ordinary course of business; or

(o) agree or commit to take any of the actions specified in this Section 5.01, except as expressly contemplated by this Agreement and the Ancillary Agreements.

SECTION 5.02. Access to Information. (a) From the date hereof until the Closing, upon reasonable notice, the US Seller shall, and shall cause the Canadian Seller and their respective Representatives to, (i) afford the Purchaser and its authorized Representatives reasonable access to the offices, properties and books and records of the Sellers (to the extent relating primarily to the Business) and (ii) furnish to the Representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request; provided that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Sellers’ personnel and in such a manner as not to interfere in any material respect with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to disclose any information to the Purchaser or any of its Representatives if such disclosure would, in the Sellers’ sole discretion, (i) result in the waiver of any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof.

(b) In order to facilitate the resolution of any claims made against or incurred by the Sellers relating to the Business, for a period of seven years after the Closing, the Purchaser shall (i) retain the books and records delivered by the Sellers to the Purchaser relating to the Business relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the Representatives of the Sellers reasonable access (including the right to make, at the Sellers’ expense, photocopies), during normal business hours, to such books and records. In addition, from and after the Closing Date, in order to facilitate the resolution of any claims made against or incurred by the Sellers relating to the Business (including any Excluded Claim, but excluding any claim in which the Purchaser or any of its Affiliates is adverse to either Seller), the Purchaser shall make available to the US Seller and its Affiliates (at the Sellers’ expense) those employees of the Purchaser and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist the US Seller in connection with their inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes.

(c) In order to facilitate the resolution of any claims made against or incurred by the Purchaser relating to the Business, for a period of seven years after the Closing, the US Seller shall, and shall cause the Canadian Seller to, (i) retain the books and records relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the Representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records. In addition, from and after the Closing Date, in order to facilitate the resolution of any claims made against or incurred by the Purchaser relating to the Business (excluding any claim in which either Seller or any of their respective Affiliates is adverse to Purchaser), the US Seller shall, and shall cause the Canadian Seller to, make available to the Purchaser and its Affiliates (at the Purchaser’s expense) those employees of the Sellers and their respective Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist the Purchaser in connection with its inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes.

SECTION 5.03. Confidentiality. (a) The terms of the letter agreement dated as of March 6, 2013 (the “Confidentiality Agreement”) between the US Seller and Hudson Americas LLC, an Affiliate of the Purchaser, are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided that the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Business or the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b) Nothing provided to the Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement. The Purchaser acknowledges and agrees that any information provided to the Purchaser pursuant to Section 5.02(a) or otherwise by the Sellers or any officer, director, employee, agent, representative, accountant or counsel thereof shall be treated as Evaluation Material under, and shall be subject to the terms and conditions of, the Confidentiality Agreement.

SECTION 5.04. Regulatory and Other Authorizations. (a) Each of the parties shall use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. The Purchaser and the US Seller each hereto agrees to make promptly (and in no event later than 10 Business Days after the date hereof) its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. The Purchaser, on the one hand, and the US Seller, on the other hand, shall each bear 50% of any and all filing fees incurred in connection with the filing under the HSR Act by both parties.

(b) Without limiting the generality of the Purchaser’s undertaking pursuant to Section 5.04(a), the Purchaser agrees to use its best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any United States or non-United States governmental antitrust authority or any other party so as to enable the parties hereto to expeditiously close the transactions contemplated hereby no later than the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby. In addition, the Purchaser shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the End Date.

(c) Each of the Purchaser and the US Seller shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither the Purchaser nor the US Seller shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Purchaser and the US Seller will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act. Subject to the Confidentiality Agreement, the Purchaser and the US Seller will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

SECTION 5.05. Third Party Consents. The US Seller shall, and the US Seller shall cause the Canadian Seller to, use reasonable best efforts to obtain any consents, approvals and authorizations not contemplated by Section 5.04 that may be required in connection with the transactions contemplated by this Agreement, the Canada Supplement and the Ancillary Agreements, including any such consents, approvals and authorizations required under the Transferred Contracts; provided that the Sellers shall not be required to commence or participate in litigation against any third party to obtain any such consent or approval.

SECTION 5.06. Retained Names and Marks. (a) The Purchaser hereby acknowledges that all right, title and interest in and to the names “Lafarge”, together with all variations thereof and all trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source containing, incorporating or associated with any of the foregoing (the “Retained Names and Marks”) are owned exclusively by the Sellers and their Affiliates, and that, except as expressly provided below, any and all right of the Business to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Sellers. The Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.

(b) As soon as reasonably practicable after the Closing Date, but in any event no later than 12 months after the Closing Date, the Purchaser shall, and shall cause its Affiliates to, remove or cover the Retained Names and Marks from all signs, billboards, trucks, cars, labels, packaging, letterheads, advertisements and promotional materials, Internet web sites and Internet domain names, inventory and other documents and materials included in the Purchased Assets (“Existing Stock”) or cease using such Existing Stock, and transfer to the Sellers any rights with respect to Internet domain names incorporating any Retained Names and Marks.

(c) Except as expressly provided in this Agreement, no other right to use the Retained Names and Marks is granted by the Sellers to the Purchaser, and nothing hereunder shall permit the Purchaser to use the Retained Names and Marks on any documents, materials, vehicles, products or services other than in connection with the Existing Stock. The Purchaser shall use reasonable best efforts to ensure that all of its uses of the Retained Named and Marks as provided in this Section 5.06 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing.

SECTION 5.07. Bulk Transfer Laws. The Purchaser hereby waives compliance by the Sellers with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to the Purchaser. Pursuant to Article VIII, the US Seller has agreed to indemnify the Purchaser against any and all liabilities that may be asserted by third parties against the Purchaser as a result of the US Seller’s noncompliance with any such Laws.

SECTION 5.08. Transition Services. Following the Closing, the US Seller shall provide, or cause to be provided, to the Business certain services that are currently provided by the US Seller and its Affiliates to the Business, all as more fully set forth in a transition services agreement substantially in the form attached hereto as Exhibit 5.08 (the “Transition Services Agreement”) to be entered into by the US Seller and the Purchaser as of the Closing.

SECTION 5.09. Further Action. (a) The Purchaser and the US Seller shall, and the US Seller shall cause the Canadian Seller to, use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement and the Canada Supplement.

(b) If, after the Closing Date, the US Seller or its Affiliates receive any funds that are the property of the Purchaser or its Affiliates, the US Seller shall, or shall cause one of its Affiliates to, remit any such funds promptly to the Purchaser or such Affiliate. If, after the Closing Date, the Purchaser or its Affiliates receive any funds that are the property of the US Seller or its Affiliates, the Purchaser shall, or shall cause one of its Affiliates to, remit any such funds promptly to the US Seller or such Affiliate.

(c) If, after the Closing Date, the US Seller or the Purchaser identifies any Purchased Asset that was not previously assigned or otherwise transferred by the Sellers to the Purchaser or its designee, then the US Seller shall, or shall cause the Canadian Seller to, as applicable, promptly assign and transfer the applicable Purchased Asset to the Purchaser or its designee for no additional consideration, subject to the terms and conditions of this Agreement.

(d) If, after the Closing Date, the US Seller or the Purchaser identifies any Excluded Asset that was transferred to the Purchaser or its designee on or after the Closing Date, the Purchaser shall (or shall cause its designee holding such Excluded Asset to), promptly assign and transfer such Excluded Asset to the US Seller or the Canadian Seller, as designated by the US Seller, for no consideration.

SECTION 5.10. Tax Matters. (a) Cooperation. Notwithstanding any other provision in this Agreement, the Purchaser and the US Seller shall, and shall cause the Canadian Purchaser and the Canadian Seller, respectively, to, cooperate fully, as and to the extent reasonably requested by the other party, and shall furnish or cause to be furnished to each other, upon request, as promptly as practicable and at the requesting party’s expense, such information and assistance relating to the Purchased Assets or the Business (including access to books and records) as is reasonably necessary for the preparation and filing of all Tax Returns in connection with matters relating to or affected by the Purchased Assets or the Business prior to the Closing Date, including the making of any election relating to Taxes, the preparation for any audit by any taxing authority, the making of any voluntary disclosures, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Any information obtained under this Section 5.10(a) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(b) Responsibility for Taxes. (i) The Sellers shall be responsible for preparing and filing all Tax Returns with respect to the Purchased Assets and the Business required to be filed for all taxable years and periods ending on or before the Closing Date, and the US Seller shall, and shall cause the Canadian Seller to, pay all Taxes reflected on such Tax Returns.

(ii) The Purchaser shall be responsible for preparing and filing all Tax Returns with respect to the Purchased Assets and the Business required to be filed for all taxable years and periods beginning after the Closing Date, and shall, and shall cause the Canadian Purchaser to, pay all Taxes reflected on such Tax Returns.

(iii) With respect to Taxes relating to the ownership or operation of the Business or the Purchased Assets which are attributable to a Straddle Period, (a) Property Taxes and other similar Taxes relating to the Purchased Assets allocable to the Pre-Closing Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall within the Pre-Closing Period (not counting the Closing Date) and the denominator of which is the number of days in the entire Straddle Period, and (b) Taxes (other than Taxes described in clause (a) of this paragraph) relating to the Purchased Assets for the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date. The Sellers shall be responsible for Taxes of the Straddle Period allocable to the Pre-Closing Period pursuant to the prior sentence and the Purchaser shall be responsible for all other Taxes of the Straddle Period. The Purchaser shall cause to be prepared and duly filed all Tax Returns required to be filed with respect to any Taxes described in this Section 5.10(b)(iii) (the “Straddle Period Return”).

(iv) For each Straddle Period Return, the Purchaser shall, and shall cause the Canadian Purchaser to, deliver to the US Seller and the Canadian Seller, respectively, for its review and comment no less than 45 days prior to the applicable filing deadline (taking into account applicable extensions), a copy of the draft return (with copies of any relevant schedules, work papers and other documentation then available). At least 30 days prior to the due date for the filing of such return (including extensions), the US Seller shall, and shall cause the Canadian Seller to, notify the Purchaser and the Canadian

Purchaser in writing of any objections to any items set forth on such returns and the parties shall promptly consult each other in an effort to resolve such dispute. If any such dispute cannot be resolved within 15 days after the initial date of consultation, then each party shall deliver simultaneously to the Independent Accounting Firm such work papers and other reports and information relating to the disputed matter(s) as the Independent Accounting Firm may request and shall be afforded the opportunity to discuss the disputed matter(s) with the Independent Accounting Firm. The Independent Accounting Firm shall have 15 days to carry out its review and prepare a written statement of its determination regarding the disputed matter(s) (including a statement regarding the Independent Accounting Firm’s determination of the prevailing party in any such disputed matter that provides the Independent Accounting Firm’s reasons for and an explanation of such determination), which determination shall be final and binding upon the parties. Any fees and expenses of the Independent Accounting Firm incurred in resolving the disputed matter(s) shall be borne equally by the parties; provided that a party shall bear all of the costs of such resolution if the Independent Accounting Firm determines that such party’s position was in bad faith or without merit. The US Seller shall, and shall cause the Canadian Seller, to remit to the Purchaser or the Canadian Purchaser, as applicable, its applicable portion (as determined under this Section 5.10) of the Taxes shown to be due and owing on each Straddle Period Return promptly after the payment of such Taxes by the Purchaser or the Canadian Purchaser, as applicable.

(c) Transfer Taxes. The Purchaser and the Canadian Purchaser, on the one hand, and the US Seller and the Canadian Seller, on the other hand, shall each be responsible for 50% of any Transfer Taxes incurred as a result of the transactions contemplated hereby. The party with the primary obligation to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Transfer Taxes described in this Section 5.10(c), and the other party shall cooperate with respect thereto as necessary.

(d) Tax Refunds. Without the review and consent of the US Seller or the Canadian Seller, as applicable, which consent shall not be unreasonably withheld, delayed or conditioned, the Purchaser shall not, and shall cause the Canadian Purchaser not to, file or make a formal or informal claim for refund or file any amended Tax Returns attributable to the Business or the Purchased Assets for any taxable years or periods ending on or before the Closing Date or for a Straddle Period. The Purchaser shall, and shall cause the Canadian Purchaser to, pay to the US Seller or the Canadian Seller, as applicable, any refunds or credits (including by way of offset), net of any expenses, in respect of Taxes for Pre-Closing Periods within five Business Days after receipt thereof by the Purchaser or the Canadian Purchaser. The US Seller shall, or shall cause the Canadian Seller to, pay to the Purchaser or the Canadian Purchaser, as applicable, any refunds or credits (including by way of offset), net of any expenses, in respect of Taxes for Post-Closing Periods within five Business Days after receipt thereof by the US Seller or the Canadian Seller.

(e) Any payment not made when due under the provisions of Section 5.10 shall bear interest at a rate equal to the rate announced from time to time by CitiBank as its base rate (i.e., prime rate) during the applicable period from the due date to the actual payment date.

SECTION 5.11. Proration of Certain Charges.

(a) Except as otherwise provided in this Agreement, all installments of special assessments or other charges on or with respect to the Purchased Assets payable by the Sellers for any period in which the Closing Date shall occur, including base rent, common area maintenance, royalties, all municipal, utility or authority charges for water, sewer, electric or gas charges, garbage or waste removal, and cost of fuel, shall be apportioned as of the Closing, and each party shall pay its proportionate share promptly upon the receipt of any bill, statement or other charge with respect thereto. If such charges or rates are assessed either based upon time or for a specified period, such charges or rates shall be prorated as of 12:01 A.M. on the Closing Date. If such charges or rates are assessed based upon usage of utility or similar services, such charges shall be prorated based upon meter readings to the extent reasonably practicable.

(b) All refunds, reimbursements, installments of base rent, additional rent, license fees or other use related revenue receivable by any party to the extent attributable to the operation of the Business for any period in which the Closing shall occur shall be prorated so that the Sellers shall be entitled to that portion of any such installment applicable to the period up to but not including the Closing Date and the Purchaser shall be entitled to that portion of any such installment applicable to any period from and after the Closing Date, and if the Purchaser or the Sellers, as the case may be, shall receive any such payments after the Closing Date, the US Seller or the Purchaser shall promptly remit to the other party its share of such payments.

(c) The prorations pursuant to this Section 5.11 and Section 5.10(b) may be calculated after the Closing Date, as each item to be prorated (including any such Tax, obligation, assessment, charge, refund, reimbursement, rent installment, fee or revenue) accrues or comes due; provided that, in any event, any such proration shall be calculated not later than 30 days after the party requesting proration of any item obtains the information required to calculate such proration of such item.

SECTION 5.12. Financing; Financing Cooperation.

(a) Financing.

(i) Subject to the terms and conditions of this Agreement, the Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Acquisition Financing on the terms and conditions described in the Financing Commitments and related fee letters and, prior to the Closing, shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments or the definitive agreements with respect thereto, if such amendment, modification or waiver would (A) reduce the aggregate amount of the Acquisition Financing (including by changing the amount of fees to be paid or original issue discount), in a manner that would render the representation of the Purchaser set forth in Section 4.04(b) untrue at the time of such modification or reduction, (B) modify or reduce the obligations of the Acquisition Financing Sources party to the Debt Commitment Letter on the date of this Agreement in a manner that would render the representation of the Purchaser set forth in Section 4.04(b) false at the time of such modification or reduction or (C) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Acquisition Financing or other terms in a manner that would reasonably be expected to (x) materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement, (y) make, in any material respect, the timely funding of the Acquisition Financing or satisfaction of the conditions to obtaining the Acquisition Financing less likely to occur or (z) adversely impact, in any material respect, the ability of the Purchaser to enforce its rights against other parties to the Financing Commitments or to draw upon and consummate the Acquisition Financing. Any reference in this Agreement to (1) “Acquisition Financing” shall include the financing contemplated by the Financing Commitments as amended or modified in compliance with this Section 5.12(a)(i) and (2) “Financing Commitments”, “Equity Commitment” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 5.12(a)(i).

(ii) Subject to the terms and conditions of this Agreement, the Purchaser shall use its reasonable best efforts to (A) subject to Section 5.12(a)(iii), maintain in effect and satisfy on a timely basis all terms, covenants and conditions set forth in the Financing Commitments within the Purchaser’s control in accordance with the terms and subject to the conditions thereof, (B) negotiate and enter into definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and related fee letters, (C) satisfy all conditions to such definitive agreements that are applicable to the Purchaser that are within the Purchaser’s control, (D) draw upon and consummate the Acquisition Financing at or prior to the Closing, in any case, subject to the terms and conditions of the Financing Commitments and (E) enforce its rights under the Financing Commitments to draw upon and consummate the Acquisition Financing, subject to the terms and conditions of the Financing Commitments; provided that nothing in this clause (E) shall impose a duty on the Purchaser to litigate or initiate any other proceeding against the Financing Sources. The Purchaser shall keep the US Seller informed on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall notify the US Seller promptly, and in any event within two Business Days after it becomes aware thereof, (x) of any material breach or default by any party to any Financing Commitments or definitive documents related to the Acquisition Financing, (y) of the receipt by the Purchaser of any written notice or other communication (other than negotiations of the definitive agreements with respect to the Acquisition Financing) from any Acquisition Financing Source with respect to any material breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Acquisition Financing of any provisions of the Financing Commitments or any definitive document related to the Acquisition Financing or (z) if for any reason Purchaser no longer believes in good faith that it will be able to obtain all or any portion of the Acquisition Financing contemplated by the Financing Commitments and the related fee letters on the terms described therein. The Purchaser shall not enter into any merger, acquisition, joint venture, disposition, lease, debt or equity financing or similar transaction, that would reasonably be expected to materially impair, delay or prevent the consummation of the Acquisition Financing contemplated by the Financing Commitments.

(iii) Subject to the terms and conditions of this Agreement, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Debt Commitment Letter shall be terminated or modified in a manner materially adverse to the Purchaser for any reason, the Purchaser shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions not materially less favorable, in the aggregate, to the Purchaser than those contained in the Debt Commitment Letter and the related fee letter and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”) which shall replace the existing Debt Commitment Letter, a copy of which shall be promptly provided to the US Seller. In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Acquisition Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below and (ii) any reference in this Agreement to the “Financing Commitments” or the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letter to the extent then in effect.

(b) Financing Cooperation. In connection with the Acquisition Financing, the US Seller shall provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting advisors, to provide (in all cases prior to the Closing), reasonable cooperation in connection with the arrangement of the Acquisition Financing as may be reasonably requested by the Purchaser and that is necessary, customary or advisable in connection with the Purchaser’s efforts to obtain the Acquisition Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the US Seller, the Canadian Seller or the Business), including: (i) participation in meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Acquisition Financing and the appropriate members of senior management and Representatives of the Sellers), rating agency presentations and due diligence sessions and furnishing the Purchaser and its Acquisition Financing Sources with the financial information (including projections) regarding the Business that is required to be delivered pursuant to the Debt Commitment Letter; (ii) assisting the Purchaser and its Acquisition Financing Sources in marketing efforts, including assisting the Purchaser and its Acquisition Financing Sources in the preparation of (A) materials for any bank financing, (including, lender presentations, bank information memoranda (including, to the extent necessary, a version of the bank information memorandum consisting exclusively of information and documentation that is either (x) of a type that would be publicly available if the US Seller (after giving effect to the transactions contemplated by this Agreement) were a public reporting company or (y) not material to the US Seller and its subsidiaries for purposes of foreign or United States federal and state securities laws) and similar documents in connection with any of the Acquisition Financing or the syndication thereof and (B) materials for rating agency presentations; (iii) facilitating customary due diligence; (iv) promptly after the date hereof, permitting the prospective lenders involved in the Acquisition Financing to evaluate the Sellers’ inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting field exams, the commercial finance examinations and inventory, equipment and real property appraisals); (v) (A) obtaining a certificate of the Chief Financial Officer of the US Seller in the form set forth on Exhibit D of the Debt Commitment Letter (as in effect on the date hereof) with respect to solvency matters, (B) obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of the Sellers, (C) delivering any borrowing base certificates requested by the Purchaser a reasonable time prior to Closing pursuant the Debt Commitment Letter and (D) using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Acquisition Financing; (vi) at least three Business Days prior to Closing, providing all documentation and other information about the Sellers that is reasonably requested by the Acquisition Financing Sources and the Acquisition Financing Sources reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act; (vii) providing monthly and quarterly financial statements as and when required by the Debt Commitment Letter, (viii) executing and delivering, as of the Closing, any definitive financing documents, including any credit or purchase agreements, guarantees, pledge agreements, security agreements, mortgages, deeds of trust and other security documents or other certificates, documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Acquisition Financing as may be reasonably requested by Purchaser in connection with the Acquisition Financing and otherwise using reasonable best efforts to facilitate the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness and the release of related existing Encumbrances other than Permitted Encumbrances), and the replacement or backing of any outstanding letter of credit maintained or provided by the Business effective as of the Closing Date, (ix) using reasonable best efforts to obtain such consents, legal opinions, surveys and title insurance as reasonably requested by the Purchaser; provided that none of the US Seller, the Canadian Seller or any of their Affiliates shall be required to pay any commitment or other similar fee or incur any other Liability in connection with the Acquisition Financing prior to the Closing for which it is not reimbursed by the Purchaser.

(c) The US Seller hereby consents to the use of its and its controlled Affiliates’ logos in connection with the Acquisition Financing so long as such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the US Seller and its controlled Affiliates.

(d) The Purchaser shall, promptly upon the written request of the US Seller, reimburse the US Seller, for all reasonable and documented out-of-pocket third party costs incurred by any of the US Seller, the Canadian Seller, or any of their Representatives or Affiliates in connection with cooperation provided for in Section 5.12(b) (such reimbursement to be made promptly and in any event within three Business Days of delivery of reasonably acceptable documentation evidencing such expenses) and shall indemnify and hold harmless the US Seller, the Canadian Seller and their Affiliates and Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Acquisition Financing and any information utilized in connection therewith (other than information provided by the US Seller, the Canadian Seller or any of their Affiliates). All non-public or otherwise confidential information regarding the US Seller, the Canadian Seller or any of their Affiliates obtained by the Purchaser or its Representatives pursuant to this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement and Section 5.03.

SECTION 5.13. Exclusivity. The US Seller agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the US Seller shall not, and shall cause the Canadian Seller not to, and shall take all action necessary to ensure that none of their respective Affiliates or any of their respective Representatives shall, directly or indirectly:

(a) (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person relating to any direct or indirect acquisition or purchase of all or any material portion of the Business or the Purchased Assets, whether effected by sale of assets, sale of stock, merger or otherwise, other than Inventory to be sold in the ordinary course of business consistent with past practice; or (ii) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The US Seller immediately shall, and shall cause the Canadian Seller to, and shall take all action necessary to ensure that each of their respective Affiliates and each of their respective Representatives shall, cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

(b) The US Seller shall notify the Purchaser promptly, but in any event within two Business Days, orally and in writing if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made. If, and only if, the US Seller has received two or more such proposals or offers, the notice to the Purchaser shall indicate in reasonable detail the identity of all Persons making proposals, offers, inquiries or other contacts and the terms and conditions of such proposals, offers, inquiries or other contacts.

SECTION 5.14. Non-Competition; Non-Solicitation.

(a) For a period of five years following the Closing, the Sellers shall not, and shall cause their Affiliates not to, directly or indirectly through any Person or contractual arrangement engage in any business anywhere in the United States or Canada that develops, manufactures or sells Gypsum Products (“Competing Business”), or perform management, executive or supervisory functions with respect to, own, operate, join, control, or render financial assistance to any Person engaged in a Competing Business; provided, however, that the prohibitions in this Section 5.14(a) shall not prohibit the US Seller and its Affiliates from acquiring any Person or business that engages in any Competing Business, provided that (i) the engagement in such Competing Business constitutes less than 10% of such acquired Person’s or acquired business’s consolidated revenue during each of its two most recently completed fiscal years; and (ii) to the extent participation in such Competing Business involves the acquisition of or the right to acquire any class of the voting securities of any Person or business engaged in such Competing Business, the percentage of such voting securities acquired or to be acquired in no more than 10%.

(b) For a period of two years following the Closing, the Sellers shall not, and shall cause their Affiliates not to, directly or indirectly, solicit or recruit any person who at any time on or after the Closing Date is a Business Group Employee; provided, that the foregoing shall not prohibit (A) a general solicitation to the public of general advertising or similar methods of solicitation by search firms not specifically directed at Business Group Employees or (B) the Sellers or any of their Affiliates from soliciting, recruiting or hiring any Business Group Employee who has ceased to be employed or retained by the Purchaser or any of its Affiliates. For purposes of this Section 5.14(b), “Business Group Employees” means, collectively, officers, directors and employees of the Purchaser and its Affiliates who work or are engaged in connection with the Business.

(c) The US Seller acknowledges that the covenants of the US Seller set forth in this Section 5.14 are an essential element of this Agreement and that any breach by the US Seller of any provision of this Section 5.14 may result in irreparable injury to the Purchaser. The US Seller acknowledges that in the event of such a breach, in addition to all other remedies available at law, the Purchaser shall be entitled to equitable relief, including injunctive relief. The US Seller has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 5.14 are reasonable and proper to protect the legitimate interest of the Purchaser.

(d) If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 5.14 are unreasonable, it is the intention and the agreement of the parties that these provisions shall be construed by the court in such a manner as to impose only those restrictions on the Sellers’ conduct that are reasonable in light of the circumstances and as are necessary to assure to the Purchaser the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 5.14 because taken together they are more extensive than necessary to assure to the Purchaser the intended benefits of this Agreement, it is expressly understood and agreed by the parties that the provisions hereof that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding, shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

SECTION 5.15. Interim Financial Statements. Until the Closing Date, the US Seller shall deliver to the Purchaser, within 15 days after the end of each month, a copy of the unaudited balance sheet of the Business as of the end of the preceding month, and the related unaudited statements of income and cash flows of the Business for such preceding month, prepared in a manner and containing information consistent with the US Seller’s current practices.

SECTION 5.16. Title Insurance; Surveys. Between the date hereof and the Closing Date, the US Seller shall use commercially reasonable efforts to assist the Purchaser in obtaining (A) an owner’s extended coverage policy of title insurance, or irrevocable and unconditional binder to issue the same, dated, or updated to the, the Closing Date (together with all endorsements and affirmative coverages reasonably required by the Purchaser), issued by one or more title insurance companies selected by the Purchaser and insuring, or committing to insure, at such title insurance company’s ordinary premium rates, the Purchaser’s good and marketable title in fee simple to each parcel of Owned Real Property listed on Schedule

2.01(a)(iv)(A), subject only to Permitted Encumbrances, and (B) a currently dated, as-built survey for each parcel of Owned Real Property listed on Schedule 2.01(a)(iv)(A) prepared by surveyor registered or licensed in the state in which such real property is located in accordance with the 1999 Minimum Standard Detail Requirements for ALTA/ASCM Title Surveys and reasonably satisfactory to the Purchaser, with the costs of such title reports, policies and surveys to be borne by the Purchaser.

SECTION 5.17. Leased Vehicles. The US Seller currently leases the vehicles identified on Section 5.17 of the Disclosure Schedule (the “Leased Vehicles”), which vehicles are used in the Business and are leased pursuant to a master lease, which also covers vehicles leased by other divisions of the US Seller. Prior to the Closing Date, the Purchaser and the US Seller shall use their commercially reasonable efforts to cause the lessors under the US Seller’s master lease to transfer the Leased Vehicles to the Purchaser as of the Closing Date. In the event the Purchaser is unable to assume the existing leases or to enter into new leases with respect to the Leased Vehicles, then the Purchaser shall purchase all of the Leased Vehicles and pay the purchase price therefor attributable to same, as determined by the lessors thereof.

SECTION 5.18. Lafarge/Rock-Tenn Guaranty. In the event the US Seller is required to provide the Lafarge/Rock-Tenn Guaranty to Rock-Tenn in accordance with Section 18.3(b) of the Seven Hills Joint Venture Agreement, the Purchaser Indemnifying Parties agree to indemnify the Seller Indemnified Parties for any Losses incurred by any of them under such guaranty in accordance with Section 8.03(f). In addition, in the event a Seller Indemnified Party incurs any Losses under the Lafarge/Rock-Tenn Guaranty in respect of which it is not fully indemnified by the Purchaser Indemnifying Parties within 90 days of delivery by the US Seller of a written request for indemnification to the Purchaser, which request shall include evidence reasonably satisfactory to the Purchaser of the Losses incurred by a Seller Indemnified Party under the Lafarge/Rock-Tenn Guaranty, the US Seller shall have the right, acting on behalf of the Purchaser (or any Affiliate of the Purchaser that is party to the Seven Hills Joint Venture Agreement and the Rock-Tenn Operative Agreements) to terminate the Seven Hills Joint Venture Agreement and the Rock-Tenn Operative Agreements at the earliest time that such termination is permitted under the terms of such agreements. In furtherance of the foregoing, the Purchaser agrees that if a Lafarge/Rock-Tenn Guaranty is required, it will grant, or cause the Company (as defined in the Debt Commitment Letter) to enter into a power of attorney (in form and substance reasonably acceptable to the US Seller) that grants to the US Seller the right and authority to terminate such agreements with Rock-Tenn on behalf of the Purchaser (or the Company or any other Affiliate of the Purchaser that is party to such agreements) in accordance with the preceding sentence and in accordance with the terms of such agreements.

SECTION 5.19. IP Docket. At least 30 days prior to the Closing Date, the US Seller shall, and shall cause the Canadian Seller to, provide the US Purchaser and the Canadian Purchaser with a schedule listing all due dates (that exist as of the date of such schedule) for filings or payments that are required to be made in order to maintain such Scheduled IP and Canadian Scheduled IP (as defined in the Canada Supplement) and that fall due within 90 days after the Closing Date.

SECTION 5.20. Cogeneration Agreements. The US Seller, or following the Closing, the Purchaser, agrees to use its commercially reasonable efforts to cause the turbine

(and related equipment) that are leased to the US Seller pursuant to the Equipment Lease Agreement (as defined in the Disclosure Schedule), and operated and maintained by DTE CoolCo LLC pursuant to the Operation and Maintenance Agreement (as defined in the Disclosure Schedule) (the “Cogeneration Equipment”) to be relocated from the US Seller’s facility at Silver Grove, Kentucky, to the US Seller’s facility at Buchanan, New York. If the Cogeneration Equipment can be so relocated on commercially reasonable terms, then the US Seller and the Purchaser will each bear 50% of the costs and expenses incurred in connection with such relocation (the “CoGen Relocation Costs”); provided that the US Seller will not enter into any legally binding agreement in respect of such relocation without the prior written consent of the Purchaser. If the Cogeneration Equipment cannot be so relocated on commercially reasonable terms or the Purchaser does not consent to such relocation, then the US Seller or, following the Closing, the Purchaser shall use its commercially reasonable efforts to terminate the Operation and Maintenance Agreement and the Equipment Lease Agreement on the most favorable terms to the US Seller or the Purchaser, as the case may be, that are reasonably available to it, and the US Seller and the Purchaser will each bear 50% of the costs and expenses incurred in connection with such termination (such costs, or the CoGen Relocation Costs, the “Cogeneration Costs”); provided that the US Seller will not enter into any legally binding agreement in respect of such termination without the prior written consent of the Purchaser. If any Cogeneration Costs are incurred prior to the Closing with the consent of the Purchaser, the Purchaser will reimburse the US Seller for 50% of such costs.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Offer of Employment. As of the Closing, the Purchaser shall, or shall cause the Canadian Purchaser or another of its Affiliates to, offer employment on substantially equivalent terms and conditions as in effect prior to the Closing to each of the then-current employees of the Sellers, excluding any employees of the Sellers related to the Business located in Corner Brook, Newfoundland. As used herein, “Transferred Employee” means each employee who accepts such offer. The Purchaser agrees to employ or to cause the Canadian Purchaser or another of its Affiliates to employ the Transferred Employees on substantially equivalent terms and conditions of employment and the Purchaser shall provide, or shall cause the Canadian Purchaser or other Affiliate of the Purchaser that will employ the Transferred Employees to provide, during the 12 month period following the Closing Date, to each Transferred Employee the same or greater base salary or rate of pay as in effect immediately prior to the Closing, and other compensation and employee benefits that, with respect to such Transferred Employee, are substantially equivalent in the aggregate to the compensation and benefits (including bonus and other incentive opportunity, vacation and sick or other paid leave accrual rates, pension and retirement benefits, pay in lieu of notice, severance pay, health and welfare benefits) provided by the Seller or any of its Affiliates to such Transferred Employee immediately before the Closing Date; provided that the terms and conditions of employment of Transferred Employees who are covered under the Labor Agreement shall be as set out in the Labor Agreement until its expiration, modification or termination in accordance with its terms or applicable Law. After the Closing Date, the

Purchaser and its relevant Affiliates shall be responsible for any Losses arising after the Closing with respect to the Transferred Employees’ employment or termination of employment or the terms and conditions of employment of the Transferred Employees, including under the Worker Adjustment and Retraining Notification Act or any other applicable Law. On and after the Closing Date, the Sellers and their relevant Affiliates shall be responsible for any Losses arising on or prior to the Closing with respect to the employees of the Sellers or the terms and conditions of employment of such employees, including under the Worker Adjustment and Retraining Notification Act or any other applicable Law. On or as soon as practicable following the Closing Date, the US Seller shall, or shall cause the Canadian Seller or another of its Affiliates to, pay to each Transferred Employee a bonus, in an amount equal to the pro rata bonus amount paid for the calendar year 2012 in respect of such Transferred Employee through the Closing Date (it being understood and agreed that the Purchaser shall, or shall cause the Canadian Purchaser or another of its Affiliates to, pay each Transferred Employee the bonus earned by such Transferred Employee over the balance of the year in which the Closing Date occurs and allow the Transferred Employees to begin accruing vacation time, sick leave, or other paid time off immediately following the Closing Date at comparable rates and under comparable terms as applied to the Transferred Employees prior to the Closing Date).

SECTION 6.02. Labor Agreement. On or prior to the Closing Date, the US Seller or its Affiliates shall, effective as of the Closing Date, transfer and assign the Labor Agreement to the Purchaser or the Affiliate of the Purchaser that will employ the relevant Transferred Employees, which shall accept such assignment. From the Closing Date, the Purchaser or its relevant Affiliate shall be solely responsible for all duties, obligations and Liabilities related to the Labor Agreement arising on and after the Closing Date.

SECTION 6.03. Employee Benefits Effective as of the Closing Date, except as provided in Section 6.07, all Transferred Employees shall cease to participate in and accrue benefits under the Plans and the Canadian Plans, as applicable. Except as provided in Section 6.07, the US Seller shall, and shall cause the Canadian Seller to, retain all accrued Liabilities under the Plans and the Canadian Plans, as applicable, for all periods prior to the Closing. The Purchaser shall cause any employee benefit plan that will cover the Transferred Employees on and after the Closing to recognize each Transferred Employee’s years of service and level of seniority prior to the Closing with the US Seller or any of its Affiliates (including service and seniority with any other employer that was recognized by the Sellers or any of their Affiliates) for purposes of terms of employment, eligibility, vesting and benefit accruals under (except for benefit accruals under any defined benefit pension plan other than the Mirror Plan (as defined in Section 6.07(c)) such plans, including vacation, sick or other paid leave accrual rates, severance benefits and employer contribution rates under retirement plans. The Purchaser shall cause each Transferred Employee and such Transferred Employee’s dependents to be eligible for coverage under group health, prescription drug, dental and similar type welfare benefit plans maintained by the Purchaser or one of its Affiliates, effective immediately as of the Closing Date. The Purchaser shall use commercially reasonable efforts to cause the

Transferred Employees and their dependents to have any pre-existing condition limitations, eligibility waiting periods, evidence of insurability and required physical examinations waived with respect to all health and welfare benefit plans provided by the Purchaser or one of its Affiliates to the Transferred Employees. For purposes of satisfying deductibles, out-of-pocket maximums or other similar limitations, the Purchaser shall use commercially reasonable efforts to cause the Transferred Employees and their dependents to receive credit under the Purchaser’s or one of its Affiliates’ health and welfare benefit plans, for the year during which coverage under such plans begins, for any deductibles, co-insurance and co-payments already incurred during such year under either Seller’s or one of its Affiliates’ health and welfare benefit plans that provide similar benefits. The Purchaser shall cause each Transferred Employee who participated in a flexible spending account plan maintained by the US Seller or one of its Affiliates (each a “Seller Flexible Account Plan”) immediately prior to the Closing Date to have a flexible spending account(s) maintained by Purchaser or one of its Affiliates (the “Purchaser Flexible Account Plan”) that will recognize the elections that such Transferred Employee had in effect for purposes of the plan year in effect as of the Closing under the Seller Flexible Account Plan. In addition, such Purchaser Flexible Account Plan shall (i) assume the obligations of the applicable Seller Flexible Account Plan with respect to Transferred Employees as of the Closing Date and (ii) provide the same level of medical expense and/or dependent care expense reimbursement account benefits as those provided under the Seller Flexible Account Plan through the end of the plan year in effect as of the Closing. On the Closing Date, the US Seller shall or shall cause its Affiliates to transfer to Purchaser any amounts withheld or collected by the US Seller and its Affiliates under the applicable Seller Flexible Account Plan from Transferred Employees during the plan year in effect as of the Closing reduced by any reimbursements actually paid by the US Seller and its Affiliates under the Seller Flexible Account Plan for such plan year prior to the Closing Date. All claims submitted on or after the Closing Date for flexible spending account benefits by the Transferred Employees shall be paid by the applicable Purchaser Flexible Account Plan. Notwithstanding anything contained herein to the contrary, Transferred Employees who are employed by the Purchaser or any of its Affiliates as of and after the Closing pursuant to a Labor Agreement shall be provided the benefits that are required by such Labor Agreement as in effect from time to time.

SECTION 6.04. Severance Benefits. With respect to any Transferred Employees who are currently covered by the Lafarge North America Inc. Severance Plan, the Purchaser shall, and shall cause its relevant Affiliates to, adopt and maintain for a period of at least 12 months from the Closing Date for the benefit of such Transferred Employees, the severance plan attached hereto as Exhibit 6.04.

SECTION 6.05. Employee Information. Subject to any applicable legal restrictions and the US Seller’s and Canadian Seller’s policies and practices regarding employee privacy, the US Seller shall provide, or cause the Canadian Seller to provide, to the Purchaser, in a timely manner, information that the Purchaser may reasonably request with respect to the terms and conditions of the Transferred Employees’ employment, including compensation, copies of any Plan, and any applicable personnel policy of the Sellers.

SECTION 6.06. No Separation from Service. The Purchaser and the US Seller hereby agree, pursuant to Treasury Regulation §1.409A-1(h)(4), that the transactions contemplated hereby will not constitute a “separation of service,” as such term is defined in the regulations under Section 409A of the Code or the Plans. The Purchaser shall provide notice to the US Seller within 30 days following the date on which any Transferred Employee (identified by the US Seller within a reasonable period after the Closing Date who participates in a plan covered by Section 409A of the Code as of the date hereof in which distributions would be due by the US Seller or an Affiliate of the Seller on separation from service) incurs a “separation from service,” as so defined, from the Purchaser or an Affiliate of the Purchaser.

SECTION 6.07. Retirement Benefits and Pensions.

(a) In General. Prior to the Closing Date, the Purchaser and the US Seller shall cooperate to establish welfare and retirement plans required to be established by the Purchaser, the Canadian Purchaser or any other of its Affiliates under the terms of this Agreement and the Labor Agreement.

(b) US Defined Contribution Plans. As soon as reasonably practicable after the Closing, with respect to each Transferred Employee who is a participant in a Plan that is a tax-qualified defined contribution plan (each, a “US Seller DC Plan”), the US Seller shall cause (i) the plan administrator of each such US Seller DC Plan to provide each such Transferred Employee with the right to receive a distribution of such Transferred Employee’s vested interest under the applicable US Seller DC Plan and an election to roll over such Transferred Employee’s vested interest in such US Seller DC Plan to a defined contribution plan maintained by the Purchaser or one of its Affiliates (each, a “US Purchaser DC Plan”) in accordance with Section 401 of the Code, and (ii) the trustee of the applicable US Seller DC Plan to roll over the vested interest which each such Transferred Employee elects to roll over to a US Purchaser DC Plan. The Purchaser shall take, or shall cause one of its Affiliates to take, all such action as may be necessary or appropriate (including amending the US Purchaser DC Plans, if necessary) to permit the Transferred Employees to roll over their vested interests in the applicable US Seller DC Plans to a US Purchaser DC Plan. The Purchaser shall cooperate, or cause one of its Affiliates to cooperate, with the Sellers in providing information to the Transferred Employees regarding rollovers of their interests from the applicable US Seller DC Plans to a US Purchaser DC Plan.

(c) Gypsum DB Plan. As soon as practicable following the execution of this Agreement, and notwithstanding any provision herein to the contrary, the Purchaser or one of its Affiliates shall begin drafting a separate plan document and related contracts thereto that shall be substantially similar to the Gypsum DB Plan and that shall meet the requirements of the Labor Agreement (the “Mirror Plan”). Subject to this Section 6.07(c), the Mirror Plan shall provide for the accrual of benefits following the Closing Date that are substantially identical to the benefits that would have accrued following the Closing Date for each Transferred Employee under the Gypsum DB Plan as in effect immediately prior to the Closing Date, it being understood that the Gypsum DB Plan is frozen as of the Closing Date, and that in no event shall the Mirror Plan be construed to provide any duplication of benefits to each Transferred Employee with respect to any accrued benefits or other obligations to which each Transferred Employee is otherwise entitled under the Gypsum DB Plan. In furtherance of the foregoing, the benefits to be provided to each Transferred Employee under the Mirror Plan shall be determined based on such Transferred Employee’s total service with the Sellers or the Sellers’ Affiliates and their respective predecessors (to the extent required to be taken into account under the Gypsum DB Plan) and with the Purchaser, less the value of any accrued benefits as of the Closing Date under the Gypsum DB Plan, with respect to each such Transferred Employee under such Gypsum DB Plan. As soon as practicable following the Closing Date, the Mirror Plan shall be adopted by the Purchaser or one of its Affiliates, and modified as necessary, as a new employee benefit plan for the benefit of the applicable Transferred Employees who participated immediately prior to the Closing Date in the Gypsum DB Plan.

SECTION 6.08. No Third Party Beneficiaries. Nothing expressed or implied in this Article VI and in the Disclosure Schedule and Exhibits referred hereby shall confer upon any of the employees of the Business or the Sellers, the Purchaser or any of their respective Affiliates, as third party beneficiaries or otherwise, any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Notwithstanding anything herein to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any employee benefit plan (within the meaning of Section 3(3) of ERISA or otherwise) of the Sellers or the Purchaser, and no person participating in any such employee benefit plan maintained by either of the Seller or the Purchaser shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such employee benefit plan or otherwise except as may be permitted under the Labor Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01. Conditions to Obligations of the US Seller. The obligations of the US Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement (disregarding all qualifications set forth therein relating to “materiality”) shall be true and correct in all respects as of the Closing (except that those representations and warranties that are made as of another specified date need only be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate, the transactions contemplated by this Agreement and the Ancillary Agreements, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects;

(b) Governmental Approvals. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions;

(d) Deliveries. The US Seller shall have received an executed copy of each of the documents listed in Section 2.06; and

(e) Canada Closing. The US Seller shall have received confirmation satisfactory to it that the conditions contained in Article 6 of the Canada Supplement shall have been satisfied or waived (other than the condition contained in Sections 6.1.4 and 6.2.4) and that the Canada Closing shall occur immediately following the Closing.

SECTION 7.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the US Seller contained in this Agreement (disregarding all qualifications set forth therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct in all respects as of the Closing (except that those representations and warranties that are made as of another specified date need only be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Sellers at or before the Closing shall have been complied with in all material respects;

(b) Governmental Approvals. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Purchased Assets contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions;

(d) Deliveries. The US Purchaser shall have received an executed copy of each of the documents listed in Section 2.05;

(e) Third Party Consents. The Purchaser shall have received the consents set forth on Schedule 7.02(e) in a form reasonably satisfactory to the Purchaser;

(f) No Material Adverse Effect. There shall not have been a Material Adverse Effect; and

(g) Canada Closing. The Purchaser shall have received confirmation satisfactory to it that the conditions contained in Article 6 of the Canada Supplement shall have been satisfied or waived (other than the condition contained in Sections 6.1.4 and 6.2.4) and that the Canada Closing shall occur immediately following the Closing.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of 458 days after the Closing Date; provided that (a) the representations and warranties set forth in Sections 3.01, 3.02(a), 3.12, 3.21, 4.01 and 4.02(a) shall survive indefinitely after the Closing Date, (b) the representations and warranties dealing with environmental matters set forth in Section 3.09 shall survive the Closing for a period of three years, and (c) the representations and warranties dealing with Tax matters set forth in Section 3.15 shall survive until 60 days following the expiration of the relevant statute of limitations for the Tax liability in question. Covenants and agreements contained herein shall remain in full force and effect for the period provided in such covenants and agreements, if any, or until fully performed. If a party seeking to be indemnified makes a claim in accordance with the applicable provisions of Section 8.05 within the time periods set forth in this Section 8.01, such claim shall survive until it is finally and fully resolved.

SECTION 8.02. Indemnification by the US Seller. From and after the Closing Date, the Purchaser and its Affiliates (but excluding Seven Hills JV) and their respective officers, directors, employees, successors and permitted assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the US Seller for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) suffered or incurred by them (hereinafter, a “Loss”), arising out of or resulting from: (a) the breach of any representation or warranty made by the US Seller contained in this Agreement; (b) the breach of any covenant or agreement by the US Seller contained in this Agreement; (c) the Excluded Assets; (d) the Excluded Liabilities; and (e) the US Seller’s failure to comply with the terms and conditions of any bulk sales or bulk transfer or similar Laws of any jurisdiction that may be applicable to the sale or transfer of any or all of the US Purchased Assets to the Purchaser.

SECTION 8.03. Indemnification by the Purchaser. From and after the Closing Date, the US Seller and its Affiliates, and their respective officers, directors, employees, successors and permitted assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser or the Borrower (as such term is defined in the Debt Commitment Letter) or any other Affiliate of the Purchaser that owns all or substantially all of the US Purchased Assets (the “Purchaser Indemnifying Parties”) for and against any and all Losses, arising out of or resulting from: (a) the breach of any representation or warranty made by the Purchaser contained in this Agreement; (b) the breach of any covenant or agreement by the Purchaser contained in this Agreement; (c) the Assumed Liabilities; (d) the Purchased Assets following the Closing; (e) the conduct of the Business by the Purchaser following the Closing; or (f) the Lafarge/Rock-Tenn Guaranty. If the Purchaser transfers its interest in the Borrower (as defined in the Debt Commitment Letter) or the Borrower (as defined in the Debt Commitment Letter) transfers the US Purchased Assets, the Purchaser shall cause such transferee of such interests or US Purchased Assets, as the case may be, to assume its obligations under this Article VIII.

SECTION 8.04. Limits on Indemnification. (a) From and after the Closing Date, no claim may be asserted nor may any Action be commenced against either the US Seller or the Purchaser for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such party in accordance with the applicable provisions of Section 8.05 on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 8.01.

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 8.02(a) or Section 8.03(a) (other than with respect to a breach of any of the representations and warranties set forth in Section 3.01, Section 3.02(a), Section 3.12, Section 3.15, Section 3.21, Section 4.01 and Section 4.02(a) (collectively, the “Fundamental Representations”)), unless and until the aggregate amount of indemnifiable Losses, together with any indemnifiable Losses under the Canada Supplement, which may be recovered from the Indemnifying Party equals or exceeds seven million dollars ($7,000,000), after which the Indemnifying Party shall be liable only for those Losses, together with any indemnifiable Losses under the Canada Supplement, in excess of three million five hundred thousand dollars ($3,500,000); (ii) no Losses may be claimed under Section 8.02(a) or (b) by any Purchaser Indemnified Party or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (i) above other than Losses in excess of $75,000 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances; (iii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 8.02(a) or Section 8.03(a) shall, together with any indemnifiable Losses under the Canada Supplement, be an amount equal to one hundred five million dollars ($105,000,000) (other than with respect to a breach of any of any Fundamental Representation, in which case the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party, together with any indemnifiable Losses under the Canada Supplement, shall be an amount equal to the Purchase Price) and (iii) from and after the Closing Date, neither party hereto shall have any liability under any provision of this Agreement or any Ancillary Agreement for any punitive, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity, unless actually paid pursuant to a Third Party Claim.

(c) For all purposes of this Article VIII, “Losses” shall be net of (i) any insurance or other recoveries payable to the Indemnified Party or its Affiliates (after giving effect to any reasonably projected increase in insurance premiums arising from the payment of such insurance or other recoveries) in connection with the facts giving rise to the right of indemnification and (ii) any Tax deduction or other benefit actually realized by such Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of such Losses.

(d) Notwithstanding any other provision of this Agreement, with respect to any proceeding, contest or claim with respect to any Tax matter that affects the Purchased Assets or the Business (a “Tax Claim”) which, if successful, might result in an indemnity payment under this Article VIII, relating to (A) Taxes attributable to (1) the Excluded Assets for any and all periods or (2) the Business or the Purchased Assets, in each case, for any and all periods ending on or before the Closing Date, other than a Tax Claim that may result in a liability both for the Sellers and the Purchaser (or the Canadian Purchaser); or (B) any other Taxes for which the Sellers might be entirely liable, the US Seller shall have the right (but not the duty) to control any resulting proceedings and to determine whether and when to settle any such claim, assessment, or dispute. The US Seller and the Purchaser may jointly participate in all proceedings in connection with (A) any Tax Claim relating to Taxes for any Straddle Period and (B) any Tax Claim which may result in a liability both for the Sellers and the Purchaser (or the Canadian Purchaser), but the party which would bear the burden of the greater portion of the adjustment to Taxes shall control such proceeding. The costs incurred by the US Seller and the Purchaser in connection with such proceedings described in the immediately prior sentence shall be borne by the US Seller, on the one hand, and the Purchaser, on the other hand, in proportion to their liability for the Taxes asserted in the Tax Claim, and neither the US Seller nor the Purchaser shall settle or compromise any such Tax Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Except as otherwise provided in this Section 8.04(d), the Purchaser shall control all proceedings with respect to Tax Claims attributable to the Business and the Purchased Assets for any taxable year or period beginning after the Closing Date.

(e) For all purposes of this Article VIII, any inaccuracy in or breach of any representation or warranty (other than the representations and warranties set forth in Section 3.04(b)) shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

SECTION 8.05. Notice of Loss; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 30 days of such determination, stating the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure.

(b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article VIII, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party; provided; that the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi criminal proceeding; (2) the claim seeks an injunction or equitable relief against the Indemnified Party; or (3) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnified Party and the Indemnifying Party, other than a conflict arising as a result of this Agreement. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall keep the Indemnified Party apprised of all significant developments with respect thereto and shall not, without the prior written consent of the Indemnified Party, enter into any settlement, compromise or consent to the entry of any judgment if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim, or (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder.

SECTION 8.06. Tax Treatment. (a) To the extent permitted by Law, the parties hereto agree to treat all payments made under this Article VIII, under any other indemnity provision contained in this Agreement, and for any misrepresentations or breach of warranties or covenants, as adjustments to the Purchase Price for all Tax purposes.

SECTION 8.07. Remedies. (a) The Purchaser and the US Seller acknowledge and agree that following the Closing, except in the case of fraud or in connection with a dispute under Section 2.07, the indemnification provisions of Section 8.02 and Section 8.03 shall be the sole and exclusive remedies of the Purchaser and the US Seller for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement. Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.

(b) With respect to any investigation, cleanup, remediation, or remedial or corrective action (“Remedial Action”) of or with respect to the presence or release of hazardous substances, that is required to satisfy the Sellers’ indemnification obligation under Section 8.02(a) for a breach of Section 3.09 or Section 8.02(d) for any Pre-Closing Environmental Liabilities (the “Indemnifiable Environmental Liabilities”):

(i) The Sellers shall have the right, but not the obligation, to conduct and control any Remedial Action; provided, that, if the Sellers opt to conduct any Remedial Action, the Sellers shall do so without unreasonably interfering with the operations of the Business and to the reasonable satisfaction of the applicable Governmental Authority;

(ii) The Purchaser Indemnified Parties shall, and shall cause their respective Affiliates to, cooperate with the Sellers, including by providing access to the subject site, including access to install, maintain, replace and operate wells and remove impacted soil or groundwater; provided such access and activities do not unreasonably interfere with the operations of the Business;

(iii) The Sellers shall only be liable for any Loss in respect of any Indemnifiable Environmental Liabilities incurred to the extent such Remedial Action is conducted in the most cost-effective manner (“Most Cost-Effective Manner”). The Most Cost-Effective Manner shall incorporate and be based upon (A) the least stringent clean-up standards that, based upon the use classification (industrial, commercial or residential) of a subject site, as of the Closing Date, are reasonably allowed under applicable Environmental Law; and (B) the least costly methods that are reasonably allowed under applicable Environmental Law and that are approved by, or otherwise acceptable to, applicable Governmental Authorities to achieve such standards, including the use of engineering and institutional controls to eliminate or minimize exposure pathways. The Purchaser shall be responsible for any operation and maintenance with respect to any such institutional or engineering controls subsequent to completion of their initial installation, and such post-installation costs shall not be subject to indemnification; provided, that the Sellers shall remain responsible for the operation and maintenance of any such control that entails removing and treating groundwater contaminated with hazardous substances until such removal and treatment is no longer required; and

(iv) The Sellers shall not be responsible for Losses with respect to Indemnifiable Environmental Matters to the extent they are caused, triggered, increased or have their timing accelerated by (A) any negligent act or omission of the Purchaser or any of its Affiliates subsequent to the Closing; (B) any changes in Environmental Law coming into effect subsequent to the Closing; (C) any change in use classification of a subject Owned Real Property or Leased Real Property subsequent to the Closing from industrial to commercial or residential or from commercial to residential; (D) any removal or decommissioning of above-ground structures, or (E) any sampling and analysis of any environmental media conducted subsequent to the Closing by or on behalf of any Purchaser Indemnified Party unless such sampling and analysis is (x) required by Environmental Law or by a Governmental Authority; or (y) required to be conducted in response to a Third-Party Claim alleging that hazardous substances have migrated offsite from a subject Owned Real Property or Leased Real Property.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the US Seller or the Purchaser if the Closing shall not have occurred by on or before December 30, 2013 (the “End Date”); provided that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b) by either the Purchaser or the US Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;

(c) by the US Seller if the Purchaser shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.01 (assuming the Closing were otherwise to occur on the date the US Seller delivers such notice), which breach (x) cannot be cured by the End Date or (y) if capable of being cured by the End Date, shall not have been cured by the earlier of the End Date and 45 days after the giving of written notice by the US Seller to the Purchaser specifying such breach;

(d) by the Purchaser if the US Seller shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.02 (assuming the Closing were otherwise to occur on the date the Purchaser delivers such notice), which breach (x) cannot be cured by the End Date or (y) if capable of being cured by the End Date, shall not have been cured by the earlier of the End Date and 45 days after the giving of written notice by the Purchaser to the US Seller specifying such breach; or

(e) by the mutual written consent of the US Seller and the Purchaser.

SECTION 9.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Section 5.03, Section 5.12(d), Section 5.20 and Article X and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided that the Purchaser, on the one hand, and the US Seller, on the other hand, shall each bear 50% of any and all costs and expenses incurred in connection with real estate surveys or environmental assessments of any Owned Real Property or Leased Real Property.

SECTION 10.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02:

(a)	if to the US Seller:

Lafarge North America Inc.
12018 Sunrise Valley Drive
Reston, VA 20191
	Attention:	General Counsel
	Facsimile:	(703) 796-2217

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
	Attention:	Clare O’Brien
	Facsimile:	(646) 848-8966
Robert Katz
	Facsimile:	(646) 848-8008

(b)	if to the Purchaser:

Lone Star U.S. Acquisitions, LLC
2711 North Haskell Avenue Suite 1700
Dallas, TX 75204
	Attention:	Legal Department
	Facsimile:	(214) 515-6924

with a copy (which shall not constitute notice) to:

Hudson Advisors, LLC
2711 North Haskell Avenue Suite 1800
Dallas, TX 75204
	Attention:	Kyle Volluz
	Facsimile:	(214) 515-6924

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, TX 75201-6912
	Attention:	Jeffrey Chapman
	Facsimile:	(214) 571 2920

SECTION 10.03. Public Announcements. Neither the US Seller, on the one hand, nor the Purchaser, on the other hand, shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation, and, to the extent practicable, the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

SECTION 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 10.05. Entire Agreement. This Agreement, the Canada Supplement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the US Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 10.06. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the US Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the US Seller or the Purchaser), as the case may be, provided, that (i) the Purchaser may assign this Agreement to any Affiliate of the Purchaser without the prior consent of the US Seller and (ii) the Purchaser may collaterally assign this Agreement, in whole or in part, to any Acquisition Financing Source or any other party providing debt financing to the Purchaser (in each case, unless to do so would restrict or delay the consummation of the transactions contemplated by this Agreement), which assignments shall not relieve the Purchaser from its obligations hereunder. Any assignment in violation of the foregoing shall be null and void.

SECTION 10.07. Amendment. Notwithstanding anything to the contrary contained herein, Section 10.09, Section 10.12, Section 10.13, Section 10.14 and this Section 10.07 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 10.09, Section 10.12, Section 10.13, Section 10.14 or this Section 10.07) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Acquisition Financing Sources without the prior written consent of the Acquisition Financing Sources. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the US Seller and the Purchaser or (b) by a waiver in accordance with Section 10.08.

SECTION 10.08. Waiver. Either the US Seller or the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 10.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement; provided, however, that in the case of Article VIII, the Indemnified Parties will have the rights provided for therein. Notwithstanding the foregoing, the provisions of Section 10.07, Section 10.12, Section 10.13, Section 10.14 and this Section 10.09, shall be enforceable against all parties to this Agreement by each Acquisition Financing Source and its successors and assigns.

SECTION 10.10. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

SECTION 10.11. Designated Purchasers. The Purchaser shall notify the US Seller of the appointment of one or more Designated Purchasers, if any, no later than 15 Business Days prior to the Closing, which notice shall include (i) the name, legal form, jurisdiction of incorporation or formation, as applicable, and address of the registered office for each Designated Purchaser, and (ii) the portion of the Purchased Assets which shall be acquired by each Designated Purchaser. The appointment by the Purchaser of any Designated Purchaser shall be strictly limited to the purpose of being transferred a portion of the Purchased Assets and shall in no event release the Purchaser from any of its obligations hereunder or create any right in favor of any such Designated Purchaser other than being transferred a portion of the Purchased Assets at Closing. In no event shall the appointment by the Purchaser of any Designated Purchaser result in any additional cost or expense (including in respect of Taxes) to the Sellers. Any Designated Purchaser shall be bound vis-à-vis the Sellers to perform the obligations of the Purchaser in connection with or as a result of the portion of the Purchased Assets it has acquired. The Purchaser shall be jointly and severally liable with the Designated Purchasers for the performance of any of their obligations under this Agreement and the Ancillary Agreements.

SECTION 10.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Notwithstanding the foregoing, the US Seller agrees that it will not bring or support any Action, cause of action, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Acquisition Financing Sources or any of their respective Affiliates or Representatives in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any state or federal court sitting in the Borough of Manhattan in the City of New York.

SECTION 10.13. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13 AND (C) AGREES THAT SUCH WAIVERS AND CERTIFICATIONS SHALL EXTEND TO THE ACQUISITION FINANCING SOURCES AND THEIR RESPECTIVE AFFILIATES WITH RESPECT TO THE DEBT COMMITMENT LETTER AND THE ACQUISITION FINANCING.

SECTION 10.14. Specific Performance.

(a) The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto would not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity (including monetary damages), but subject to Section 10.14(b), such party shall be entitled to enforcement of any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. Notwithstanding the foregoing and subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the Sellers, or any of their respective Affiliates, shall have any rights or claims against any Acquisition Financing Sources or any Affiliate thereof, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing.

(b) The parties hereby acknowledge and agree that the US Seller shall be entitled to seek specific performance of the obligation of Lone Star Fund VIII U.S., L.P. to fund the Equity Commitment (the “Equity Financing”) only if the event that (i) all conditions in Section 7.02 have been fulfilled or waived at or prior to the Closing (other than those conditions that by their nature are to be fulfilled by actions taken at the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded and (ii) the US Seller has confirmed in writing that if specific performance is granted and the Equity Financing is funded, then the US Seller will proceed with the Closing in accordance with Article II.

SECTION 10.15. Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the US Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LAFARGE NORTH AMERICA INC.

By:	Bi Yong Chungunco
	Name:	Bi Yong Chungunco
	Title:	Authorized Representative

LONE STAR U.S. ACQUISITIONS, LLC

By:	/s/ Samuel D. Loughlin
	Name:	Samuel D. Loughlin
	Title:	Managing Director